As filed with the Securities and Exchange Commission on November 19, 2007
Registration No. 333-139882

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 ON FORM S-1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LANGER, INC.
(Exact name of registrant as specified in its charter)

Delaware	3842	11-2239561
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

41 Madison Avenue, 28th Floor
New York, NY 10010
(212) 687-3260
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's
Principal Executive Offices)

W. Gray Hudkins
President and Chief Executive Officer
Langer, Inc.
41 Madison Avenue, 28th Floor
New York, NY 10010
(212) 687-3260
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:
Robert L. Lawrence, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas - 26th Floor
New York, New York 10019
212-541-6222

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1) (2)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)(5)

Common Stock, $0.02 par value per share(2)	7,597,004	$2.74	$4,156,591	$127.61

1.
Pursuant to Rule 416 promulgated under the Securities Act, there are also registered hereunder such indeterminate number of additional shares of common stock as may be issued to the selling stockholders to prevent dilution resulting from stock splits, stock dividends, or similar transactions.

2.
6,080,000 shares of common stock were covered by the Registration Statement on Form S-3 (File No. 333-139882) of Langer, Inc., which was filed with the Securities and Exchange Commission on January 9, 2007. The number of additional shares to be registered by  this Amendment is 1,517,004.

3.
Estimated solely for the purpose of calculating the additional registration fee payable on account of the 1,517,004 additional shares to be registered under this Amendment, pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based upon the average of the high and low reported sales prices of our Common Stock on The Nasdaq Global Market on November 16, 2007.

4.
Represents the fee payable on the additional number of shares to be registered. Fee of $3,047.79 was previously paid when the Registration Statement on Form S-3 (File No. 333-139882) of Langer, Inc., was initially filed with the Securities and Exchange Commission on January 9, 2007.

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-139882) of Langer, Inc., initially filed with the Securities and Exchange Commission on January 9, 2007, is being amended on Form S-1.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

ii

Subject to Completion, dated November 19, 2007

PROSPECTUS

LANGER, INC.

7,597,004 Shares of Common Stock,
par value $0.02 per share

This prospectus covers up to 7,597,004 shares of common stock, or interests therein, that may be sold or otherwise disposed of from time to time by the stockholders identified in the “Selling Stockholders” section of this prospectus. The shares covered by this prospectus were issued in private transactions.

The prices at which the selling stockholders or their transferees may dispose of their shares will be determined by the selling stockholders at the time of sale and may be at the prevailing market price for the shares, at prices related to such market price, at varying prices determined at the time of sale, or at negotiated prices. Information regarding the selling stockholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus.

We will not receive any of the proceeds from the sale of the shares offered under this prospectus. However, 6,195,165 of the shares of common stock offered in this prospectus will be issued only upon the conversion of our 5% Convertible Subordinated Notes due December 7, 2011 (the "5% Convertible Notes" or the “Notes”). To the extent the Notes are converted into common stock, we will be relieved of indebtedness equal to the converted portion of the Notes. We will pay all expenses (except brokerage fees and commissions and similar expenses) relating to the registration of shares with the Securities and Exchange Commission.

Our common stock is listed on The Nasdaq Global Market. On November 16, 2007, the closing price of our common stock was $2.90 per share.

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS FOR OUR SHARES, WHICH ARE LISTED ON PAGE 7 OF THIS PROSPECTUS. SEE “RISK FACTORS”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information provided in, or incorporated by reference in, this prospectus. We have not authorized anyone else to provide you with any information that is not in, or incorporated by reference in, the prospectus.

This prospectus is not an offer to sell the common stock in any state where the offer is not permitted. The information in this document may only be accurate on the date of this document. Information contained on our website does not constitute part of this document.

The date of this prospectus is November ____, 2007

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission relating to the common stock being offered by the selling stockholders. The registration statement contains exhibits and other information about us and the offering that are not included in this prospectus. We also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these documents, as well as the registration statement, at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The SEC maintains an Internet site at which our SEC filings may be found. The address of that site is http://www.sec.gov. You can also obtain information about us at our website, the address of which is http://www.langerinc.com.

INCORPORATION OF INFORMATION BY REFERENCE

The Securities and Exchange Commission (the “Commission”) allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below:

(a)	Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Commission on April 2, 2007;

(b)	Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2006, filed with the Commission on April 30, 2007;

(c)	Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2007, filed with the Commission on May 15, 2007;

(d)	Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2007, filed with the Commission on August 14, 2007;

(e)	Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2007, filed with the Commission on November 14, 2007;

(f)	Current Report on Form 8-K, Date of Event - January 8, 2007, filed with the Commission on January 12, 2007;

(g)	Current Report on Form 8-K, Date of Event - January 23, 2007, filed with the Commission on January 29, 2007;

(h)	Current Report on Form 8-K, Date of Event - February 16, 2007, filed with the Commission on March 2, 2007;

(i)	Current Report on Form 8-K, Date of Event - March 28, 2007, filed with the Commission on March 28, 2007.

(j)	Current Report on Form 8-K/A (Amendment No. 1), Date of Event - January 23, 2007, filed with the Commission on April 9, 2007;

(k)	Current Report on Form 8-K, Date of Event - May 11, 2007, filed with the Commission on May 15, 2007;

(l)	Current Report on Form 8-K, Date of Event - June 20, 2007, filed with the Commission on June 26, 2007;

(m)	Current Report on Form 8-K, Date of Event - July 27, 2007, filed with the Commission on July 27, 2007;

(n)	Current Report on Form 8-K, Date of Event - August 14, 2007, filed with the Commission on August 14, 2007;

(o)	Current Report on Form 8-K, Date of Event - October 9, 2007, filed with the Commission on October 12, 2007;

(p)	Current Report on Form 8-K, Date of Event - November 14, 2007, filed with the Commission on November 14, 2007;

(q)	Current Report on Form 8-K, Date of Event - November 16, 2007, filed with the Commission on November 16, 2007;

(r)	Definitive Proxy Statement dated May 23, 2007 and filed with the Commission on May 24, 2007, relating to the Company’s 2007 Annual Meeting of Stockholders held on June 20, 2007;

(s)	Definitive Proxy Statement dated March 20, 2007 and filed with the Commission on March 21, 2007 relating to the Special Meeting of Stockholders held on April 19, 2007;

(t)	Definitive Proxy Statement (Amendment No. 1) dated March 21, 2007 and filed with the Commission on March 26, 2007 relating to the Special Meeting of Stockholders held on April 19, 2007; and

(u)
The description of the Company's common stock contained in the Company's Registration Statement on Form 8-A (Reg. No. 000-12991), filed with the Commission as of July 3, 2002 by the Company to register such securities under the Exchange Act, including all amendments and reports filed for the purpose of updating that description.

We will send you at no cost a copy of any filing that is incorporated by reference in the prospectus. You may request a copy of any of these filings, without charge, by writing or calling Kathleen P. Bloch, Chief Financial Officer, Langer, Inc., 41 Madison Avenue, 28th Floor, New York, NY 10010, telephone no.: 212-687-3260, or by sending an e-mail to Ms. Bloch at KBloch@LangerInc.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements we make in this prospectus and the documents incorporated by reference in this prospectus may constitute “forward-looking statements” within the meaning of the Federal securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. Words or phrases such as “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. These statements reflect our current views about future events based on information currently available and assumptions we make. These forward-looking and other statements, which are not historical facts, are based largely upon our current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements.

These risks and uncertainties include, among others:

•	Our history of net losses and the possibility of continuing net losses for the remainder of 2007 and beyond.

•	We may not be able to manage our growth.

•	Risks associated with our strategy of acquiring and integrating businesses.

•	The risk that we may not be able to raise adequate financing to fund our operations and growth prospects.

Accordingly, we advise you to carefully review the information set forth in "Risk Factors," starting at page 7.

We cannot guarantee our future performance nor can we assure you that we will be successful in the implementation of our growth strategy or that any such strategy will result in our future profitability. Our failure to successfully implement our growth strategy could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations. You also should be aware that, other than as required by law, we have no obligation to, and do not intend to, update any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus that may cause our actual results or performance to differ from those expressed in the forward-looking statements.

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus or in information incorporated by reference in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements and the related notes incorporated herein by reference and the other information incorporated herein by reference. References in this prospectus to “Langer” the “Company,” “we,” “our” and “us” refer to Langer, Inc. and, if so indicated or if the context requires, includes our wholly-owned subsidiaries.

Company Overview

We design, manufacture and distribute high-quality medical products and services targeting the long-term care, orthopedic, orthotic and prosthetic markets. Through our wholly-owned subsidiaries, Twincraft, Inc., and Silipos, Inc., we also offer a diverse line of personal care products for the private label retail, medical, and therapeutic markets. We sell our medical products primarily in the United States and Canada, as well as in more than 30 other countries, to national, regional, and international distributors, directly to healthcare professionals, and directly to patients in instances where we also are providing product fitting services. We sell our personal care products primarily in North America to branded marketers of such products, specialty retailers, direct marketing companies, and companies that service various amenities markets. We acquired Twincraft, a leading designer and manufacturer of bar soap, and certain assets ("Regal") of Regal Medical Supply, LLC, a North Carolina limited liability company, a provider of contracture management products and services to patients in long-term care and other rehabilitation settings, in January 2007.

Our broad range of over 500 orthopedic products, including custom foot and ankle orthotic devices, pre-fabricated foot products, rehabilitation products, and gel-based orthopedic and prosthetics products, are designed to correct, protect, heal and provide comfort for the patient. Through our wholly-owned subsidiary, Regal Medical Inc., starting in 2007, we also provide patient services in long-term care settings by assisting facility personnel in product selection, order fulfillment, product fitting and billing services. Our line of personal care products includes bar soap, gel-based therapeutic gloves and socks, scar management products, and other products that are designed to cleanse and moisturize specific areas of the body, often incorporating essential oils, vitamins and nutrients to improve the appearance and condition of the skin.

Acquisition History

In February 2001, an investor group and management team led by our current Chairman of the Board of Directors, Warren B. Kanders, purchased a controlling interest in Langer, Inc., a custom orthotics company distributing its products primarily to podiatric professionals.

The investor group and management team since that time have evolved the Company’s business toward a growth strategy in the medical products and personal care industries. Since that time, in connection with our growth strategy, we have consummated the following strategic acquisitions:

•
Twincraft. On January 23, 2007, we acquired Twincraft, our largest acquisition to date, a designer and manufacturer of bar soap focused on the health and beauty, direct marketing, amenities and mass market channels. We acquired Twincraft to expand into additional product categories in the personal care market, to increase our customer opportunities for our current line of Silipos gel-based skincare products, and to take advantage of potential commonalities in research and development advances. The aggregate consideration paid by us in connection with this acquisition was approximately $26.7 million, with $22.7 million paid in cash and the balance through the issuance of 999,375 shares of our common stock. As a result of a post-closing upward adjustment to the purchase price based upon the audit of Twincraft’s financial statements for its 2006 fiscal year, the Company paid the Twincraft sellers an additional $2,840,139 in cash and issued an additional 68,981 shares of the Company's common stock. The purchase price also potentially includes further payments based upon the financial performance of Twincraft in 2007 and 2008.

•
Regal Medical Supply. On January 8, 2007, we acquired certain assets of Regal Medical Supply, LLC, a provider of contracture management products and services to patients in long-term care and other rehabilitation settings. We acquired Regal as part of an effort to gain access to the long-term care market, to gain a new distribution channel for certain custom products we manufacture into a market we previously had been unable to penetrate, to obtain higher average selling prices for these products, and to establish a national network of service professionals to enhance our customer relationships in our core markets and new markets. The initial consideration for the acquisition of the assets of Regal was approximately $1.6 million which was paid through the issuance of 379,167 shares of common stock, which has since been reduced to approximately $1.4 million or 333,483 shares of common stock due to a shortfall in the amount of working capital delivered at closing.

•
Silipos. On September 30, 2004, we acquired Silipos, Inc. ("Silipos"), a leading designer, manufacturer and marketer of gel-based products focusing on the orthopedic, orthotic, prosthetic, and skincare markets. We acquired Silipos because of its distribution channels and proprietary products, and to enable us to expand into additional product lines that are part of our market focus. The aggregate consideration paid by us in connection with this acquisition was approximately $17.3 million, including transaction costs, paid in cash and notes.

•
Bi-Op. On January 13, 2003, we acquired Bi-Op Laboratories, Inc. (“Bi-Op”), which is engaged in the design, manufacture and sale of footwear and foot orthotic devices as well as orthotic and prosthetic services. We acquired Bi-Op to gain access to additional markets and complementary product lines. The aggregate consideration, including transaction costs, was approximately $2.2 million, paid in cash and shares of our common stock.

•
Benefoot. On May 6, 2002, we acquired the net assets of Benefoot, Inc., and Benefoot Professional Products, Inc. (together, “Benefoot”). Benefoot designed, manufactured and distributed custom orthotics, custom Birkenstock® sandals, therapeutic shoes, and prefabricated orthotic devices to healthcare professionals. We acquired Benefoot to gain additional scale in our historic custom orthotics business as well as to gain access to complementary product lines. The aggregate consideration, including transaction costs, was approximately $7.9 million, consisting of cash, notes, the assumption of liabilities consisting of approximately $0.3 million of long-term debt paid at closing and shares of our common stock.

Our Addressable Markets

Medical Products

The medical products market we target is comprised of orthotic devices and prosthetic products for non-invasive use. Orthotics are specialized devices to supplement or support abnormal or weakened limbs or joints. These devices are specially designed to improve function and correct injuries or deformities of existing limbs or body parts and can be both custom designed to individual patient requirements or pre-fabricated for off-the-shelf use. Orthotic products range from full body spinal orthoses and custom fabricated arch supports to braces for the back, shoulder, arm or knee; they may be rigid, semi-rigid, or soft and flexible depending on the requirement of the patient as evaluated by the doctor treating the patient.

Prosthetics involve the design, fabrication and fitting of artificial limbs for patients who have lost their limbs due to traumatic injuries, vascular diseases, diabetes, cancer and congenital diseases. Our target market is comprised of the production and distribution of the components utilized in the fabrication of these prosthetic devices. Prosthetic componentry includes external mechanical joints such as hips and knees, artificial feet and hands, and sheaths and liners utilized as an interface between the amputee’s skin and prosthetic socket.

Based on third-party research performed at the request and at the expense of the Company, we believe that the global orthopedic markets that we target are expected to grow to approximately $3.4 billion by the end of 2009.

We believe that growth of the orthopedic markets we target will be driven by the following factors:

•
Aging Population. By 2010, it is estimated that the number of people in the United States between the ages of 40 and 60 will grow from approximately 58 million today to more than 64 million. With longer life expectancy, expanded insurance coverage, improved technology and devices, and greater mobility, individuals are expected to seek orthopedic rehabilitation services and products more often.

•
Increased Demand for Non-Invasive Procedures. We believe there is growing awareness and clinical acceptance by patients and healthcare professionals of the benefits of non-invasive solutions, which should continue to drive demand for non-operative rehabilitation products.

•
Technological Sophistication of Orthotic and Prosthetic Devices. In recent years the development of stronger, lighter and cosmetically appealing materials has led to advancements in design technology, driving growth in the orthotic and prosthetic industries. A continuation of this trend should enable the manufacture of new products that provide greater protection and comfort, and that more closely replicate the function of natural body parts.

•
Need for Replacement and Continuing Care. Most prosthetic orthotic devices have useful lives ranging from three to five years, necessitating ongoing warranty replacement and retrofitting for the life of the patient.

•
Growing Emphasis on Physical Fitness, Leisure Sports and Conditioning. As a large number of individuals participate in athletic activities, many of them suffer strains and injuries, requiring non-operative orthopedic rehabilitation products.

Through the acquisition of Regal in January 2007, we entered the market for the direct provision of durable medical equipment and orthotic and prosthetic supplies directly to patients in consultation and collaboration with healthcare professionals in various settings. We are currently targeting the long-term care market, which is comprised of approximately 48,000 long term care facilities nationwide; however, we believe that our addressable market is significantly larger than this because of the existence of other health care settings that prescribe durable medical equipment but do not presently supply it.

Personal Care

Personal care products are generally sold in the retail cosmetic marketplace and include soaps, cleansers, toners, moisturizers, exfoliants, and facial masks, and can also include over-the-counter (“OTC”) drug products such as acne soaps, antiperspirants, and sunscreens. Third-party research that the Company engaged and funded has reported that moisturizing and cleansing products account for the predominant portion of the personal care market. Many of these products combine traditional moisturizing and cleansing agents with compounds such as retinoids, hydroxy acids, and anti-oxidants that smooth and soothe dry skin, retain water in the outer layer skin cells and help maintain or reinforce the skin’s protective barrier, particularly skin tissue damaged from surgery or injury.

Through the acquisition of Twincraft in January 2007, a manufacturer of bar soap, we have significantly increased our personal care products segment. For the year ended December 31, 2006, which ended prior to our acquisition of Twincraft, Twincraft had net sales of approximately $31,000,000. There is no assurance that Twincraft will have similar results in 2007 or thereafter.

Based on third-party research that the Company engaged and funded, we believe that the U.S. skincare moisturizer market is expected to grow to approximately $2.5 billion by the end of 2009.

We believe that growth in this market will be driven by an aging population, an increasing number of image-conscious consumers, and the growth and popularity of spas and body/facial treatment centers.

Growth Strategy

•
Gain Access to New Sales Channels to Increase Selling Prices and Improve Profitability. We are focused on expanding our customer base beyond our traditional core markets and offering an increasing array of value-added services to increase average selling prices, which we expect to lead to improved profitability. Our orthotics distribution historically focused on individual podiatry practices and medical distributors. With the addition of Regal and the provision of certain services, we are able to offer products and services through healthcare facilities directly to patients, which increases the average selling price we receive for a given product. In addition, due to the direct nature of the provision of these services through practitioners and patients, we believe we will have the opportunity to develop the ability to more directly influence our growth through the addition of licensed, revenue-generating personnel. Our acquisition of Twincraft is expected to give us new products marketed through new channels in our personal care segment.

•
Research, Product, and Process Development. Since 2003, we have introduced over 100 new products, including the Dura-gel prosthetic liner in September 2005, which led to an 18% increase in prosthetic product sales in 2006. We also have invested resources in internally developing alternate gel materials and other thermoplastic elastomer materials in partnership with outside parties that has increased our competitiveness. During 2006, we completed the conversion of our custom orthotics manufacturing facilities from traditional manufacturing processes to ‘lean’ manufacturing through process reengineering, which has led to improved service levels.

•
Innovation. Our personal care products group focuses on leveraging the research and development expertise of both Twincraft and Silipos to provide innovative products to our customers. For example, our Twincraft subsidiary, prior to our acquisition of Twincraft, has successfully commercialized the inclusion of a nanotechnology-driven microsphere encapsulant that incorporates a time-released dosage of an active pharmaceutical ingredient to increase the efficacy of the product for the treatment of a specific condition. We continuously improve and innovate our gel-based personal care products through the inclusion of various additives, the formulation of our gels for optimal performance given a particular application, and the usage of different components, packaging and product construction to meet the needs of our customers. We believe innovation will be a key to our success in the future and is a core competency of the personal care products group of the Company.

•
Acquisition of Complementary Businesses. Subject to the availability of financing, we intend to continue our program of targeted acquisitions in order to gain access to new product groups and customer channels.

Competitive Strengths

Management Team. Our management team has been involved in the acquisition and integration of a substantial number of companies. Our Chairman of the Board of Directors, Warren B. Kanders, brings a track record spanning over 20 years of building public companies through strategic acquisitions to enhance organic growth. W. Gray Hudkins, who became our Chief Operating Officer on October 1, 2004, and our President and Chief Executive Officer on January 1, 2006, brings a strong investment banking background and has been involved in the acquisition and integration of acquired companies prior to joining us, and since joining us has played a critical role in the acquisition and the integration of Silipos, and the acquisitions of Regal and Twincraft.

Strong Base Business. As presently constituted, including the recent acquisitions of Twincraft and Regal, we believe our business represents an increasingly diversified platform upon which to further build our business. Our medical products business benefits from a reputation of quality products, approximately 35 patents or patent applications, and quality brands and trademarks. The addition of Regal is expected to enhance our distribution strength and our ability to directly affect our growth. With the addition of Twincraft, our personal care products business benefits from a diverse list of customers in the health and beauty, direct marketing, amenities and mass market channels, and we believe the combination of Twincraft with our Silipos skincare business offers the possibility of a number of synergistic revenue and expense opportunities.

Strength Across Distribution Channels. We believe we maintain strong relationships across various distribution channels in our two reporting segments. In our medical products group, this includes over 4,000 individual practitioners, a network of national, regional, independent and international distributors, a number of national providers of physical therapy rehabilitation services focused on the long-term care market, medical catalog companies, group purchasing organizations, original equipment manufacturers, specialty retailers, and consumer catalog companies. In our personal care products group, we enjoy strong relationships with customers in a number of previously outlined sales channels that provide diversification and the ability to pursue growth opportunities in a number of different markets focused on a variety of product types and price points.

Risks Affecting Us

There are numerous risks and uncertainties that may affect our financial and operating performance and our growth. These risks include the following:

•
Our growth prospects depend on assumptions being realized.    Our future growth prospects depend in part on increasing market demand for the types of products we sell. If our assumptions regarding demographics, trends and the estimated market for the types of products we sell prove to be wrong, our growth prospects would be materially adversely affected.

•
Our acquisition strategy entails significant risk.    A key element of our strategy is the acquisition of businesses and assets that will complement our current business, increase size, expand our geographic scope of operations and otherwise offer growth opportunities. We may not be able to successfully identify attractive acquisition opportunities, obtain financing for acquisitions or make acquisitions on satisfactory terms or successfully acquire and/or integrate identified targets. Our recent acquisitions have substantially increased the size of our company and broadened our product offerings. An inability by us to successfully integrate and manage these acquisitions could have a material adverse effect on our business and profitability and harm our future growth prospects.

•
Our industry is characterized by significant competition.    The orthopedic, orthotic, prosthetic and skincare markets are highly competitive. Certain of our competitors in these markets may have more resources and more recognizable trademarks for products similar to those sold by us and may develop new products which render our products obsolete.

•
We may require substantial additional financing to carry out our business objectives.    We may require substantial financing in order to achieve our acquisition, product expansion and other business objectives. We negotiated and executed a $20 million asset-based lending facility with Wachovia Bank, National Association. However, this facility, alone, may not be adequate to supply the amount of capital that may be required in the event of any material acquisition. As of October 31, 2007, our availability under the credit facility was approximately $6.3 million. Any material acquisition would be subject to the approval of Wachovia.

For a more detailed discussion of these and the other risks that we face, see the discussion under the heading "Risk Factors" beginning on page 7.

THE OFFERING

On December 8, 2006, we issued and sold an aggregate of $28,880,000 of the Notes to certain of the selling stockholders identified in the “Selling Stockholders” section of this prospectus. The conversion price under the Notes is a fixed price, subject to a weighted average anti-dilution adjustment if the Company issues common stock for a consideration less than the applicable conversion price (with customary exceptions for issuances pursuant to stock incentive plans and options and warrants outstanding prior to the sale of the Notes). As a result of any adjustment that may be made pursuant to the weighted average anti-dilution provisions of the Notes, the number of shares of common stock issuable upon conversion of the Notes may be increased on account of downward adjustments in the conversion price of the common stock acquirable upon conversion of the Notes. On the date of the sale of the Notes, based on the applicable conversion price on such date of $4.75, the Notes were convertible into 6,080,000 shares of common stock, and the total market value of such shares on the date of sale of the Notes was $25,613,915. Subsequent to the sale of the Notes, the conversion price was adjusted to $4.6617 pursuant to the weighted-average anti-dilution provisions of the Notes, and based on the current conversion price, the Notes are convertible into 6,195,165 shares of common stock, such shares having a total market value of $17,965,979 based upon the closing price of the Company’s common stock on November 16, 2007. On December 8, 2006, the date that the Notes were sold, the fair market value of the Company's common stock was $4.14 per share, and the aggregate fair market value of 6,195,165 shares of stock, which is the number presently acquirable upon conversion of the Notes, would be $25,647,983. Additional shares of common stock may hereafter become issuable on conversion of the Notes if the conversion price is adjusted under the terms of the Notes.

On January 8, 2007, we acquired certain assets of Regal Medical Supply, LLC, a North Carolina limited liability company, for an aggregate purchase price of $1.6 million which was paid through the issuance of 379,167 shares of our common stock, which has since been reduced to approximately $1.4 million or 333,483 shares of common stock, due to a shortfall in the amount of working capital delivered by the seller at closing.

On January 23, 2007, we acquired all of the capital stock of Twincraft for an aggregate purchase price of approximately $26.7 million, with $22.7 million paid in cash and the balance through the issuance of 999,375 shares of our common stock. As a result of a post-closing upward adjustment to the purchase price based upon the audit of Twincraft’s financial statements for its 2006 fiscal year, the Company paid the Twincraft sellers an additional $2,840,139 in cash and issued an additional 68,981 shares of the Company's common stock.

This prospectus relates to the sale or other disposition of the shares of our common stock, or interests therein, that we issued to stockholders of Twincraft, and to Regal Medical Supply, LLC, and that are issued or issuable upon conversion of the Notes. We are not offering or selling any of our common stock in connection with this registration statement.

RISK FACTORS

The following risk factors should be carefully considered in evaluating our business, because such factors may have a significant impact on our business, operating results, liquidity and financial condition. As a result of the risk factors set forth below, actual results could differ materially from those mentioned in any forward-looking statements. Additional risks and uncertainties not presently known to us, or that we currently consider to be immaterial, may also impact our business, operating results, liquidity and financial condition. If any of the following risks occur, our business, operating results, liquidity and financial condition, and the price of our common stock, could be materially adversely affected. You should also consider risk factors set forth in documents incorporated herein by reference.

Risks Related to Our Operations

We have a history of net losses and may incur additional losses in the future.

We have a history of net losses. In order for us to achieve and maintain consistent profitability from our operations, we must continue to achieve product revenue at or above current levels. We may increase our operating expenses as we attempt to expand our product lines and acquire other businesses and products. As a result, we may need to increase our revenues significantly to achieve sustainable profitability. We cannot assure you that we will be able to achieve sustainable profitability. Any such failure could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations. For the six months ended June 30, 2007, the Company had a consolidated net loss (unaudited) of $1,634,550. We face the risk that these losses may continue for the remainder of 2007 and beyond.

Our business plan relies on certain assumptions for the market for our products which, if incorrect, may adversely affect our profitability.

We believe that various demographics and industry-specific trends will help drive growth in the medical and personal care markets, including:

•	an aging population with broad medical coverage, increased disposable income and longer life expectancy;

•	a growing emphasis on physical fitness, leisure sports and conditioning, which will continue to lead to increased injuries;

•	increasing awareness and use of non-invasive devices for prevention, treatment and rehabilitation purposes; and

•	an increase in the utilization of personal care products for various applications, including cleansing, cosmetic and for the treatment of various conditions.

These demographics and trends are uncertain. The projected demand for our products could materially differ from actual demand if our assumptions regarding these factors prove to be incorrect or do not materialize, or if alternative treatments to those offered by our products gain widespread acceptance.

We may face difficulties integrating the operations of Twincraft.

In January 2007 we completed the acquisition of Twincraft, our largest acquisition to date. Our ability to integrate the operations of Twincraft is subject to various risks, including:

•	failure to effectively integrate the two companies’ sales and marketing teams; and

•	loss of key personnel.

If any of these risks were to materialize in the future, we may not be able to realize the sales or research and development synergies or other benefits expected from this acquisition. Our failure to successfully integrate the operations of Twincraft in a timely manner without incurring unexpected costs could have a material adverse effect on the market price of our common stock, business, financial condition, and results of operations.

There are significant risks associated with our strategy of acquiring and integrating businesses.

A key element of our strategy is the acquisition of businesses and assets that will complement our current business, increase size, expand our geographic scope of operations, and otherwise offer growth opportunities. We may not be able to successfully identify attractive acquisition opportunities, obtain financing for acquisitions, make acquisitions on satisfactory terms, or successfully acquire and/or integrate identified targets. Additionally, competition for acquisition opportunities in our industries may escalate, which would increase the costs to us of completing acquisitions or prevent us from making acquisitions. Our ability to implement our acquisition strategy is also subject to other risks and costs, including:

•	loss of key employees, customers or suppliers of acquired businesses;

•	diversion of management’s time and attention from our core businesses;

•	adverse effects on existing business relationships with suppliers and customers;

•	our ability to realize operating efficiencies, synergies, or other benefits expected from an acquisition;

•	risks associated with entering markets in which we have limited or no experience; and

•	assumption of contingent or undisclosed liabilities of acquisition targets.

In addition, in connection with our acquisitions of Regal on January 8, 2007, and Twincraft, Inc. on January 23, 2007, we face the risk of incurring potential liabilities of those companies which may not be covered by the limited indemnification in the relevant acquisition agreements.

The above risks could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

We may not be able to adequately manage our growth.

We have expanded, and are seeking to continue to expand, our business. This growth has placed significant demands on our management, administrative, operating and financial resources. The continued growth of our customer base, the types of products offered and the geographic markets served can be expected to continue to place a significant strain on our resources. Personnel qualified in the production and marketing of our products are difficult to find and hire, and enhancements of information technology systems to support growth are difficult to implement. Our future performance and profitability will depend in large part on our ability to attract and retain additional management and other key personnel. In addition, although we have recently implemented a new information technology platform, we cannot assure you that the new system will be effective in accommodating our growing accounting, financial and information needs. Any failure to adequately manage our growth could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

The growth of our personal care business depends on the successful development and introduction of new products and services.

The growth of our personal care business depends on the success of existing products and services, including the manufacturing capabilities of our Twincraft subsidiary, as well as the successful development and introduction of new products manufacturing services, which face the uncertainty of customer acceptance and reaction from competitors. In addition, our ability to create new products and new manufacturing services, and to sustain existing products and services, is affected by whether we can:

•	develop and fund technological innovations;

•	receive and maintain necessary patent and trademark protection;

•	obtain governmental approvals and registrations of regulated products and manufacturing operations;

•	comply with Food and Drug Administration (FDA), Consumer Product Safety Commission, and other governmental regulations; and

•	successfully anticipate consumer needs.

The failure to develop and launch successful new products and provide new and competitive manufacturing services could hinder the growth of our business. Also, any delay in the development or launch of a new product could result in our not being the first to market, which could compromise our competitive position.

Changes in the requirements of our personal care customers and increasing dependence on key customers may adversely affect our business.

Our personal care products are sold in a highly competitive global marketplace which is experiencing increased trade concentration. With the growing trend toward consolidation, we are increasingly dependent on key customers, and some of these customers have greater bargaining strength than we do. They may use this strength to demand lower prices, higher trade discounts, allowances or slotting fees, which could lead to reduced sales or profitability. We may also be negatively affected by changes in the requirements of our customers, such as inventory de-stocking, and other conditions.

Rising material and other costs and our increasing dependence on key suppliers could adversely impact our profitability.

Raw and packaging material commodities are subject to wide price variations. Increases in the costs of these commodities and other costs, such as energy costs, may adversely affect Twincraft’s profit margins if we are unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies.

A write-off of intangible assets may adversely affect our results of operations.

Our total assets include substantial intangible assets, including goodwill acquired in connection with the acquisitions of Benefoot, Bi-Op and Silipos, representing the excess of cost over the fair value of the identifiable assets acquired. We expect to incur additional goodwill in connection with other acquisitions we make in the future. We evaluate on a regular basis whether events and circumstances have occurred that indicate that all or a portion of the carrying amount of the goodwill or other intangible assets may no longer be recoverable, in which case a charge to earnings would be required. In the year ended December 31, 2005, we recorded a provision for impairment totaling $2,102,000, with regard to certain identifiable intangible assets.

Our business is highly competitive. If we fail to compete successfully, our sales and operating results may be negatively affected and we may not achieve future growth.

The orthopedic, orthotic, prosthetic, skincare and personal care markets are highly competitive. Certain of our competitors in these markets have more resources and experience as well as more recognizable trademarks for products similar to those sold by us. In addition, the market for orthopedic devices and related products is characterized by new product development and corresponding obsolescence of existing products. Our competitors may develop new techniques, therapeutic procedures or alternative products that are more effective than our current technology or products or that render our technology or products obsolete or uncompetitive, which could cause a decrease in orders for our custom orthotic products. Such decreases would have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

We may not be able to develop successful new products or enhance existing products, obtain regulatory clearances and approval of such products, market such products in a commercially viable manner or gain market acceptance for such products. Failure to develop, license or market new products and product enhancements could materially and adversely affect our competitive position, which could cause a significant decline in our sales and profitability.

We expect that the level of competition faced by us may increase in the future. Some competitors have substantially greater financial, marketing, research and technical resources than us. There can be no assurance that we will be able to compete successfully in the orthopedic, orthotic, prosthetic, skincare and personal care markets. Any such failure could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

We may not be able to raise adequate financing to fund our operations and growth prospects.

Our acquisition and product expansion programs, debt servicing requirements, and existing operations will require substantial capital resources. We cannot assure you that we will be able to generate sufficient operating cash flow or obtain sufficient additional financing to meet these requirements. We negotiated and executed a $20 million asset-based lending facility with Wachovia Bank, National Association. However, this facility, alone, may not be adequate to supply the amount of capital that may be required in the event of any material acquisition. As of September 30, 2007, our availability under the credit facility was approximately $6.1 million. Any material acquisition would be subject to the approval of Wachovia. If we do not have adequate resources and cannot obtain additional capital on terms acceptable to us or at all, we may be required to reduce operating costs by altering and delaying our business plan or otherwise radically altering our business practices. Failure to meet our future capital requirements could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

Substantially all our assets are pledged to a secured lender.

On May 11, 2007, we entered into a loan and security agreement with Wachovia Bank, National Association, under which we have obtained a credit facility for loans and other financial accommodations of up to a maximum of $20 million, of which $6.3 million is available as of October 31, 2007. The amount of funds available to us under the credit facility is based primarily on our levels of eligible accounts receivable and eligible inventory, and as of the date of this prospectus, we have not borrowed any funds under the facility. Substantially all our assets, including assets acquired in the future, are pledged to the lender to secure our obligations to the lender. If we draw down funds under the credit facility and are unable to repay the funds when due, or are otherwise in default of the financial covenants and related obligations under the credit facility, the lender would have the right to foreclose upon our assets, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be adversely affected by legal actions or proceedings.

On or about February 13, 2006, Dr. Gerald P. Zook filed a demand for arbitration with the American Arbitration Association, naming Langer, Inc., and Silipos as 2 of the 16 respondents. (Four of the other respondents are the former owners of Silipos and its affiliates, and the other 10 respondents are unknown entities.) The demand for arbitration alleges that Silipos is in default of obligations to pay royalties in accordance with the terms of a license agreement between Dr. Zook and Silipos dated as of January 1, 1997, with respect to seven patents owned by Dr. Zook and licensed to Silipos. Silipos has paid royalties to Dr. Zook, but Dr. Zook claims that greater royalties are owed. The demand for arbitration seeks an award of $400,000 and reserves the right to seek a higher award after completion of discovery. Dr. Zook has agreed to drop Langer, Inc. (but not Silipos) from the arbitration, without prejudice. The proceeding is in the discovery stage.

Additionally, in the normal course of business, we may be subject to claims and litigation in the areas of general liability, including claims of employees, and claims, litigation or other liabilities as a result of acquisitions we have completed. The results of legal proceedings are difficult to predict and we cannot provide you with any assurance that an action or proceeding will not be commenced against us, or that we will prevail in any such action or proceeding. An unfavorable outcome of the arbitration proceeding commenced by Dr. Gerald P. Zook against us and Silipos, may adversely affect our rights to manufacture and/or sell certain products or raise the royalty costs of those certain products.

An unfavorable resolution of any legal action or proceeding could materially adversely affect the market price of our common stock and our business, results of operations, liquidity or financial condition.

We rely heavily on our relationships with healthcare practitioners, agents and distributors for marketing our products, and our failure to maintain these relationships could adversely affect our business.

The sales of our products depend significantly on the prescription or recommendation of such products by podiatrists, orthopedists, orthopedic surgeons, dermatologists, cosmetic and plastic surgeons, occupational and physical rehabilitation professionals, prosthetists, orthotists and other healthcare professionals. Failure of our products to retain the support of these surgeons and other specialists, or the failure of our products to secure and retain similar support from leading surgeons and other specialists, could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operation.

Our marketing success also depends largely upon arrangements with agents and distributors. Our success depends upon our agents’ and distributors’ sales and service expertise and their relationships with the customers in the marketplace. Our failure to maintain relationships with our agents and distributors for marketing our products could have an adverse effect on the market price of our common stock and our business, financial condition and results of operations.

We enter into multi-year contracts with customers that can impact our results.

We enter into multi-year contracts with some of our customers which include terms affecting our pricing flexibility. There can be no assurance that these restraints will not have an adverse impact on our margins and operating income. While we have a diverse customer base, and no customer or distributor constituted more than 3.8% of our consolidated revenues for the nine months ended September 30, 2007, we do have customers and independent, third-party distributors, the loss of which could have a material negative effect on our consolidated results of operations.

The nature of our business could subject us to potential product liability and other claims.

The sale of orthotic and prosthetic products and other biomechanical devices and personal care products entails the potential risk of physical injury to patients and other end users and an inherent risk of product liability, lawsuits and product recalls. We currently maintain product liability insurance with coverage limits of $11 million per occurrence and for an annual aggregate maximum subject to a deductible of $25,000. However, we cannot assure you that this coverage would be sufficient to cover the payment of any potential claim. In addition, we cannot assure you that this or any other insurance coverage will continue to be available or, if available, will be obtainable at a reasonable cost. Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur, and we will continue to be exposed to the risk that our claims may be excluded and that our insurers may become insolvent. A product liability claim or series of claims brought against us for uninsured liabilities or liabilities in excess of our insurance coverage could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations. In addition, as a result of a product liability claim, our reputation could be harmed and we may have to recall some of our products, which could result in significant costs to us and have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

Health care regulations or health care reform initiatives could materially adversely affect the market price of our common stock and our business, financial condition and results of operations.

Our businesses are subject to governmental regulation and supervision in the United States at the federal and state levels and abroad. These regulations include regulations of the FDA of our medical and personal care products, and regulations regarding Medicare, Medicaid and physician self-referrals for certain of our medical devices and products. Our newly acquired soap manufacturing business (which is part of our personal care segment) is also subject to regulation by the Consumer Product Safety Commission. These regulations are far-reaching, and we may be required to alter one or more of our practices to be in compliance with these laws. For example, we may be required to obtain regulatory approvals and otherwise comply with regulations regarding safety, quality and efficacy standards of our medical products, and safety and manufacturing practices of our soap products. If we fail to obtain such approvals and otherwise comply with applicable regulatory requirements that could result in government authorities taking punitive actions against us, including, among other things, imposing fines and penalties on us or preventing us from manufacturing or selling our products. Health care fraud and abuse regulations are complex, and even minor, inadvertent irregularities in submissions can potentially give rise to claims that the statute has been violated. Any violations of these laws could result in a material adverse effect on the market price of our common stock and our business, financial condition and results of operations. We cannot assure you that these laws and regulations will not change or be interpreted in the future in a manner which restricts or adversely affects our business activities or relationships with providers of orthotic and biomechanical products.

Changes in government and other third-party payer reimbursement levels could adversely affect the revenues and profitability of our medical segment.

Our medical products are sold by us through our network of national, regional, independent and international distributors, hospitals, doctors and other healthcare providers, many of whom are reimbursed for the healthcare services provided to their patients by third-party payers, such as government programs, including Medicare and Medicaid, private insurance plans and managed care programs. Many of these programs set maximum reimbursement levels for certain of the products sold by us in the United States. We may be unable to sell our products through our distribution channels on a profitable basis if third-party payers deny coverage or reduce their current levels of reimbursement, or if our costs of production increase faster than increases in reimbursement levels. The percentage of our sales dependent on Medicare or other insurance programs may increase as the portion of the United States population over age 65 continues to grow, making us more vulnerable to reimbursement level reductions by these organizations. Reduced government reimbursement levels could result in reduced private payer reimbursement levels because of indexing of Medicare fee schedules by certain third-party payers. Furthermore, the healthcare industry is experiencing a trend towards cost containment as government and private insurers seek to contain healthcare costs by imposing lower reimbursement rates and negotiating reduced contract rates with service providers.

Outside the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed health care systems that govern reimbursement for new devices and procedures. The ability of hospitals supported by such systems to purchase our products is dependent, in part, upon public budgetary constraints. Canada and some European countries, for example, have tightened reimbursement rates. If adequate levels of reimbursement from third-party payers outside of the United States are not obtained, international sales of our products may decline, which could adversely affect our net sales and could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

Our business is subject to substantial government regulation relating to medical products that could have a material adverse effect on our business.

Government regulation in the United States and other countries is a significant factor affecting the research, development, formulation, manufacture and marketing of our products. In the United States, the FDA has broad authority to regulate the design, manufacture, formulation, marketing and sale of medical devices, and other medical products, and many of our personal care products, and the Consumer Products Safety Commission and the FTC has broad authority over product advertising. Overseas, these activities are subject to foreign governmental regulation, which is in many respects similar to regulation in the United States but which vary from country to country. United States and foreign regulation continues to evolve, which could result in additional burdens on our operations. If we fail to comply with applicable regulations we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, operating restrictions, and criminal prosecution. Additionally, the cost of maintaining personnel and systems necessary to comply with applicable regulations is substantial and increasing.

Some of our products may require or will require regulatory approval prior to being marketed. The process of obtaining these approvals can be lengthy and expensive. We may not be able to obtain or maintain necessary approvals for testing or marketing our products. Moreover, regulatory approvals, if granted, may include significant limitations on the indicated uses for which our products may be marketed or other restrictions or requirements that reduce the value to us of the products. Regulatory authorities may also withdraw product approvals if we fail to comply with regulatory standards or if any problems related to our products develop following initial marketing. We are also subject to strict regulation with respect to our manufacturing operations. This regulation includes testing, control and documentation requirements, and compliance with current good manufacturing practices, which is monitored through inspections by regulatory authorities.

Our profitability depends, in part, upon our and our distributors’ ability to obtain and maintain all necessary certificates, permits, approvals and clearances from the United States and foreign regulatory authorities and to operate in compliance with applicable regulations. Delays in the receipt of, or failure to receive necessary approvals, the loss of previously obtained approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

Modifications to our marketed devices may require FDA regulatory clearances or approvals and may require us to cease marketing or recall the modified devices until such clearances or approvals are obtained.

When required, the products we market in the United States have been subjected to Pre-market Notification requirements under Section 510(k) of the Federal Food Drug & Cosmetics Act or were exempt from the 510(k) Pre-market Notification process. We have modified some of our products and product labeling since obtaining 510(k) clearance. If the FDA requires us to submit a new 510(k) Pre-market Notification for modifications to our existing products, we may be the subject of enforcement actions by the FDA and be required to stop marketing the products while the FDA reviews the 510(k) Pre-market Notification. If the FDA requires us to go through a lengthier, more rigorous examination than we expect, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline or otherwise adversely impact our growth. In addition, the FDA may determine that future products will be subject to the more costly, lengthy and uncertain Pre-market Approval, or PMA, process. Products that are approved through the PMA process generally need FDA approval before they may be modified.

Our products may be subject to product recalls even after receiving clearance or approval, which would harm our reputation and our business.

The FDA, the Consumer Products Safety Commission and foreign regulatory authorities have the authority to request and, in some cases, require the recall of products in the event of material deficiencies, design defects or manufacturing defects or consumer complaints which are substantiated by the Consumer Products Safety Commission. A government-mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors, design defects, or any other incidents related to our medical devices, including, but not limited to, adverse event recalls, cease and desist communications and any other product liability issues related to our medical devices. Any product recall would divert managerial and financial resources and harm our reputation with customers and our business.

If we fail to comply with the FDA’s Quality System Regulation, our manufacturing could be delayed, and our product sales and profitability could suffer.

Our manufacturing processes are required to comply with the FDA’s Quality System Regulation, which covers the procedures concerning (and documentation of) the design, testing, production processes, controls, quality assurance, labeling, packaging, storage and shipping of our devices. We also are subject to state requirements and licenses applicable to manufacturers of medical devices. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic unscheduled inspections by governmental agencies, including the FDA, state authorities and comparable agencies in other countries. Moreover, failure to pass a Quality System Regulation inspection or to comply with these and other applicable regulatory requirements could result in disruption of our operations and manufacturing delays. Failure to take adequate corrective action could result in, among other things, significant fines, suspension of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. We cannot assure you that the FDA or other governmental authorities would agree with our interpretation of applicable regulatory requirements or that we have in all instances fully complied with all applicable requirements. Any failure to comply with applicable requirements could adversely affect our product sales and profitability.

Loss of the services of key management personnel could adversely affect our business.

Our operations are dependent upon the skill, experience and performance of a relatively small group of key management and technical personnel, including our Chairman, our President and Chief Executive Officer and head of our personal care business segment. The unexpected loss of the services of one or more of key management and technical personnel could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

Our business, operating results and financial condition could be adversely affected if we become involved in litigation regarding our patents or other intellectual property rights.

The orthopedic, orthotic, prosthetics and personal care product industries have experienced extensive litigation regarding patents and other intellectual property rights, and companies in this industry have used intellectual property litigation in an attempt to gain a competitive advantage. Our products may become subject to patent infringement claims or litigation or interference proceedings declared by the United States Patent and Trademark Office (the “USPTO”), or the foreign equivalents thereto to determine the priority of inventions, by competitors or other companies. The defense and prosecution of intellectual property suits, USPTO interference proceedings or the foreign equivalents thereto and related legal and administrative proceedings are both costly and time consuming. An adverse determination in litigation or interference proceedings to which we may become a party could:

•	subject us to significant liabilities to third-parties;

•	require disputed rights to be licensed from a third-party for royalties that may be substantial;

•	require us to cease manufacturing, using or selling such products or technology; or

•	result in the invalidation or loss of our patent rights.

Any one of these outcomes could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations. Furthermore, we may not be able to obtain necessary licenses on satisfactory terms, if at all. Even if we are able to enter into licensing arrangements, costs associated with these transactions may be substantial and could include the long-term payment of royalties. Accordingly, adverse determinations in a judicial or administrative proceeding or our failure to obtain necessary licenses could prevent us from manufacturing and selling our products, or from using certain processes to make our products which would have a material adverse effect on the market price of our common stock and our business, operating results and financial condition. Moreover, even if we are successful in such litigation, the expense of defending such claims could be material.

In addition, we may in the future need to litigate to enforce our patents, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. Such enforcement of our intellectual property rights could involve counterclaims against us. Any future litigation or interference proceedings may result in substantial expense to us and significant diversion of effort by our technical and management personnel.

Intellectual property litigation relating to our products could also cause our customers or potential customers to defer or limit their purchases of our products, or cause healthcare professionals, agents and distributors to cease or lessen their support and marketing of our products.

In addition, in connection with our acquisition of Silipos, we may be subject to the Potential Poly-Gel Claims discussed under Item 3. Legal Proceedings, including intellectual property claims, brought by Poly-Gel. For any of these potential claims, SSL has generally agreed to indemnify us for losses up to $2.0 million, after which we would be liable for any such claims. For claims arising out of conduct that occurs after the closing of the Silipos transaction on September 30, 2004, we have agreed to indemnify SSL against losses. We would expect to vigorously defend against any claims brought by Poly-Gel. However, if such claims were brought, we may not ultimately prevail.

We may not be able to maintain the confidentiality, or assure the protection, of our proprietary technology.

We hold or have the exclusive right to use a variety of patents, trademarks and copyrights in several countries, including the United States that we are dependent on, including approximately 35 patents and patent applications in the U.S. and certain foreign jurisdictions and a number of trademarks for technologies and brands related to our product offerings. The ownership of a patent or an interest in a patent does not always provide significant protection, and the patents and patent applications in which we have an interest may be challenged as to their validity or enforceability. Others may independently develop similar technologies or design around the patented aspects of our technology. Challenges may result in potentially significant harm to our business. We are also dependent upon a variety of methods and technologies that we regard as proprietary trade secrets. In addition, we have (i) a non-exclusive, paid up (except for certain administrative fees) license with Applied Elastomerics, Incorporated (the “AEI License”) dated as of November 30, 2001, as amended, to manufacture and sell certain products using mineral oil based gels under certain patents, during the life of such patents, and (ii) a license with Gerald Zook (the “Zook License”), effective as of January 1, 1997, to manufacture and sell certain products using mineral oil based gels under certain patents and know how, during the life of such patents, in exchange for sales based royalty payments, that is exclusive as to certain products but is non-exclusive as to others. We also have exclusive licenses to three types of orthotic devices which are patented in the United States and several foreign countries. We believe our trademarks and trade names, including Langer™, Sporthotics™, PPT™, Silipos™, Explorer Gel Liner™, Siloliner™, and Silopad™, contribute significantly to brand recognition for our products, and the inability to use one or more of these names could have a material adverse affect on our business. For the years ended December 31, 2006 and 2005, revenues generated by the products incorporating the technology licensed under the AEI License accounted for approximately 36.4% and 40.2% of our revenues. For the years ended December 31, 2006 and 2005, revenues generated by products covered by the Zook License, as we understand the Zook License, accounted for approximately 8.7% and 23.9% of our revenues. In 2006, Dr. Gerald P. Zook, the licensor of the Zook License, commenced an arbitration proceeding alleging that a broader range of products sold by us are covered by the Zook License and that more license fees are payable by us under the Zook License, but he subsequently discontinued the arbitration against the Company with prejudice. See Item 3, “Legal Proceedings.”

We rely on a combination of trade secret, copyright, patent, trademark, unfair competition and other intellectual property laws as well as contractual agreements to protect our rights to such intellectual property. Due to the difficulty of monitoring unauthorized use of and access to intellectual property, however, such measures may not provide adequate protection. There can be no assurance that courts will always uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology and trade secrets.

Further, although we seek to protect our trade secrets, know-how and other unpatented proprietary technology, in part, with confidentiality agreements with certain of our employees and consultants, we cannot assure you that:

•	these confidentiality agreements will not be breached;

•	we will have adequate remedies for any breach;

•	we will not be required to disclose such information to the FDA or other governmental agency in order for us to have the right to market a product; or

•	trade secrets, know-how and other unpatented proprietary technology will not otherwise become known to or independently developed by our competitors.

Any finding of unenforceability, invalidity, non-infringement, or misappropriation of our intellectual property could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations. In addition, if we bring or become subject to litigation to defend against claimed infringement of our rights or of the rights of others or to determine the scope and validity of our intellectual property rights, such litigation could result in substantial costs and diversion of our resources. Unfavorable results in such litigation could also result in the loss or compromise of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, or prevent us from selling our products, which could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

In addition, our licenses, including the AEI License and the Zook License, could be terminated under a variety of circumstances including for material breach of the license agreements or in the event of the bankruptcy or insolvency of the licensor. Any such termination could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

A portion of our revenues and expenditures is subject to exchange rate fluctuations that could adversely affect our reported results of operations.

While a majority of our business is denominated in United States dollars, we maintain operations in foreign countries, primarily the United Kingdom and Canada that require payments in the local currency and payments received from customers for goods sold in these countries are typically in the local currency. Consequently, fluctuations in the rate of exchange between the United States dollar and certain other currencies may affect our results of operations and period-to-period comparisons of our operating results. For example, the value of the U.S. dollar has fallen over the last year relative to the British pound and the Canadian dollar (which are the principal foreign currencies material to our business) causing an increase in our reported revenues when we convert the higher valued foreign currencies into U.S. dollars. If the value of the U.S. dollar were to increase in relation to those currencies in the future, there could be a negative effect on the value of our sales in those markets when we convert amounts to dollars when we prepare our financial statements. We do not engage in hedging or similar transactions to reduce these risks.

We may be liable for contamination or other harm caused by hazardous materials that we use.

Our research and development and manufacturing processes involve the use of hazardous materials. We are subject to federal, state and local regulation governing the use, manufacture, handling, storage and disposal of hazardous materials or waste. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials or waste, and we may incur liability as a result of any contamination or injury. In addition, under some environmental laws and regulations, we could also be held responsible for all of the costs relating to any contamination at our past or present facilities and at third-party waste disposal sites even if such contamination was not caused by us. We may incur significant expenses in the future relating to any failure to comply with environmental laws. Any such future expenses or liability could have a significant negative impact on our business, financial condition and results of operations.

Our quarterly operating results are subject to fluctuations.

Our revenue and operating results have fluctuated and may continue to fluctuate from quarter to quarter due to seasonal factors and for other reasons. Revenues derived from our sales of orthotic devices has historically been significantly higher in North America in the warmer months of the year, while sales of orthotic devices in the United Kingdom has not historically experienced seasonality. We believe that this seasonality in North America results from the portion of our orthotics sales comprised of custom sandals which tend to be higher in the spring and summer months. Our experience has also been that physical activities in general tend to increase in warmer weather and that many patients of our customers in the healthcare profession tend to defer healthcare purchases until the spring months. Other factors which can result in quarterly variations include the timing and amount of new business generated by us, the timing of new product introductions, our revenue mix, acquisitions, the timing of additional selling and general and administrative expenses to support the anticipated growth and development of new business units and the competitive and fluctuating economic conditions in the orthopedic industry.

Quarter-to-quarter comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenues or net income between quarters could result in a decrease in the market price of our common stock.

We may be unable to realize the benefits of our net operating loss (“NOL”) carryforwards.

NOLs may be carried forward to offset federal and state taxable income in future years and eliminate income taxes otherwise payable on such taxable income, subject to certain adjustments. Based on current federal corporate income tax rates, our NOL could provide a benefit to us, if fully utilized, of significant future tax savings. However, our ability to use these tax benefits in future years will depend upon the amount of our otherwise taxable income. If we do not have sufficient taxable income in future years to use the tax benefits before they expire, we will lose the benefit of these NOL carryforwards permanently. Additionally, future utilization of net operating losses may be limited under existing tax law due to the change in control of Langer in 2001 and may be further limited as a result of pending or future offerings of our common stock.

The amount of NOL carryforwards that we have claimed to date of approximately $9,800 has not been audited or otherwise validated by the U.S. Internal Revenue Service (the “IRS”). The IRS could challenge our calculation of the amount of our NOL or any deductions or losses included in such calculation, and provisions of the Internal Revenue Code may limit our ability to carry forward our NOL to offset taxable income in future years. If the IRS were successful with respect to any challenge in respect of the amount of our NOL, the potential tax benefit of the NOL carryforwards to us could be substantially reduced.

Changes in accounting standards regarding stock option plans, which became applicable to the Company as of January 1, 2006, could limit the desirability of granting stock options, which could harm our ability to attract and retain employees, and could also negatively impact our results of operations.

A change in accounting standards (Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board Opinion (“ABP”) No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations require all public companies to account for the fair value of stock options granted to employees as an expense effective as of the beginning of the first fiscal year beginning after June 15, 2005. In 2006, this amount was $186,322. Prior to 2006, we were generally not required to record stock compensation expense in connection with stock option grants, since grants had an exercise price equal to or greater than market. However, in 2005, the Company did have substantial non-cash charges due to certain stock option modifications. The requirement to expense stock options may reduce the attractiveness to us of granting stock options because of the additional expense associated with these grants, which would negatively impact our reported results of operations. For example, if we had been required to expense stock option grants in accordance with the revised rule, our recorded net loss for the year ended December 31, 2005 of approximately $4,557,000 would have been increased by approximately $2,837,000 (of which approximately $766,000 would have represented periodic expense relating to employee stock options granted and $2,071,000 would have represented expenses relating to the acceleration of the vesting of certain options to a net loss of approximately $7,394,000; and for the year ended December 31, 2004, our recorded net income of approximately $375,000 would have been reduced by approximately $521,000, to a net loss of approximately $146,000. Nevertheless, stock options are an important employee recruitment and retention tool, and we may not be able to attract and retain key personnel if we reduce the scope of our employee stock option program. Accordingly, when we grant options in the future, our future results of operations will be negatively impacted, as could our willingness to use stock options as an employee recruitment and retention tool.

Risks Related to Our Common Stock

One stockholder has the ability to significantly influence the election of our directors and the outcome of corporate action requiring stockholder approval.

As of November 16, 2007, Warren B. Kanders, our Chairman of the Board of Directors, in his capacity as sole manager and voting member of Langer Partners, LLC (“Langer Partners”) and the sole stockholder of Kanders & Company, Inc., may be deemed to be the beneficial owner of 3,025,884 shares, or approximately 24.1% of our outstanding common stock. Of this amount, 1,866,856 shares are issued and outstanding, and the balance is acquirable under options, warrants and convertible notes. (This amount does not include a restricted stock award of 500,000 shares, which presently will vest only if and when the Company has earnings before interest, taxes, depreciation and amortization of at least $10,000,000 in any period of four consecutive fiscal quarters, commencing with the quarter beginning January 1, 2007). As of November 16, 2007, current executive officers and directors, including Mr. Kanders, beneficially own an aggregate of 4,547,176 shares, or approximately 38.6% of our outstanding common stock. Consequently, Mr. Kanders, acting alone or together with our other officers and directors, has the ability to significantly influence all matters requiring stockholder approval, including the election of our directors and the outcome of corporate actions requiring stockholder approval, such as a change in control.

The price of our common stock has been and is expected to continue to be volatile, which could affect a stockholder’s return on investment.

There has been significant volatility in the stock market and in particular in the market price and trading volume of securities of orthopedic and other health care companies, which has often been unrelated to the performance of the companies. The market price of our common stock has been subject to significant fluctuations, and we expect it to continue to be subject to such fluctuations for the foreseeable future. We believe the reasons for these fluctuations include, in addition to general market volatility, the relatively thin level of trading in our stock, and the relatively low public float. Therefore, variations in financial results, announcements of material events, technological innovations or new products by us or our competitors, our quarterly operating results, changes in general conditions in the economy or the health care industry, other developments affecting us or our competitors or general price and volume fluctuations in the market are among the many factors that could cause the market price of our common stock to fluctuate substantially.

Shares of our common stock have been thinly traded in the past.

The trading volume of our common stock has not been significant, and there may not be an active trading market for our common stock in the future. As a result of the thin trading market or “float” for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate his investment in our common stock. Trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger. We cannot predict the prices at which our common stock will trade in the future. Our common stock is currently traded on The NASDAQ Global Market.

We may issue a substantial amount of our common stock in the future which could cause dilution to investors and otherwise adversely affect our stock price.

A key element of our growth strategy is to make acquisitions. As part of our acquisition strategy, we may issue additional shares of common stock as consideration for such acquisitions. These issuances could be significant. To the extent that we make acquisitions and issue our shares of common stock as consideration stockholder’s interest may be diluted. Any such issuance will also increase the number of outstanding shares of common stock that will be eligible for sale in the future. Persons receiving shares of our common stock in connection with these acquisitions may be more likely to sell off their common stock than other investors, which may influence the price of our common stock. In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than might otherwise be obtained. We may issue common stock in the future for other purposes as well, including in connection with financings, for compensation purposes, in connection with strategic transactions or for other purposes.

In January and May, 2007, we issued an aggregate of 1,068,356 shares of our common stock as part of the consideration we paid for the Twincraft acquisition, and we may issue additional shares in 2008 and 2009 if Twincraft achieves certain performance targets which entitle the sellers of Twincraft to additional considerations. We also issued 333,483 shares in connection with the Regal acquisition in 2007.

A key element of our compensation strategy is to base a portion of the compensation payable to management and our directors on restricted stock awards and other equity-based compensation, to align the interests of directors and management with the interests of the stockholders. In 2007, to date, we have issued restricted stock awards for an aggregate of 947,500 shares to 7 officers and directors, which would vest if and when the Company achieves certain financial and operating targets or, in some cases, upon a change of control. None of the restricted stock awards granted in 2007 is presently vested.

We have a significant amount of convertible indebtedness outstanding and may issue a substantial amount of our common stock in connection with these and other outstanding securities and in connection with future acquisitions and our growth plans; any such issuances of additional shares could adversely affect our stock price.

On December 8, 2006, we sold $28,880,000 of our 5% Convertible Notes in a private placement. At the date of issuance, the 5% Convertible Notes were convertible into 6,080,000 shares of our common stock at a conversion price of $4.75 per share. As a result of the anti-dilution provisions of the 5% Convertible Notes and the issuance of 1,068,356 shares of common stock in the Twincraft acquisition and 333,483 shares in the Regal acquisition, both of which closed in January 2007, the 5% Convertible Notes are now convertible into 6,195,165 shares of our common stock, at a conversion price, as adjusted, of $4.6617 per share, subject to further adjustment in certain circumstances. The conversion of the 5% Convertible Notes could result in dilution in the value of the shares of our outstanding stock and the voting power represented thereby. The effect of the conversion of all of our outstanding 5% Convertible Notes would be to increase outstanding shares and dilute current shareholders by approximately 53.9% at November 16, 2007. In addition, the conversion price of our 5% Convertible Notes may be lowered under the conversion price adjustment provisions of the notes in certain circumstances, including if we issue common stock at a net price per share less than the conversion price then in effect or if we issue rights, warrants or options entitling the recipients to subscribe for or purchase shares of our common stock at a price per share less than the conversion price (after taking into account any consideration we received for such rights, warrants or options). A reduction in the conversion price may result in the issuance of an additional number of shares upon the conversion of our 5% Convertible Notes. We also have a significant number of stock options and warrants outstanding, and restricted stock awards which would vest if we achieve certain performance targets.

We anticipate issuing additional shares of our common stock and may also issue additional securities convertible into or exercisable or exchangeable for common stock to finance acquisitions or for other reasons in the future. The number of outstanding shares of our common stock that will be eligible for sale in the future is, therefore, likely to increase substantially. Persons receiving shares of our common stock in connection with these acquisitions or financings may be more likely to sell large quantities of their common stock, which may adversely affect the price of our common stock. In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than would otherwise be obtained. If our security holders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. These sales might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate and may require us to issue greater amounts of our common stock to finance acquisitions. Additional shares sold to finance acquisitions and conversions, exercises and exchanges of other securities for common stock may also dilute our earnings per share.

Our certificate of incorporation, our bylaws and Delaware law contain provisions that could discourage, delay or prevent a takeover attempt.

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits publicly-held Delaware corporations to which it applies from engaging in a “business combination” (generally including mergers, consolidations and sales of 10% or more of the corporation’s assets) with an “interested stockholder” (generally defined as a person owning 15% or more of the outstanding voting stock of the corporation, subject to certain exceptions) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our shares and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

It could also discourage, delay or prevent another company from merging with us or acquiring us, even if our stockholders were to consider such a merger or acquisition to be favorable.

Additionally, our Board of Directors has the authority to issue up to 250,000 shares of preferred stock, and to determine the price, rights, preferences and restrictions, including voting and conversion rights, of those shares without any further action or vote by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock that may be issued in the future. Such provisions could adversely affect the holders of common stock in a variety of ways, including by potentially discouraging, delaying or preventing a takeover of us and by diluting our earnings per share.

We do not expect to pay dividends in the foreseeable future.

We currently do not intend to pay any dividends on our common stock. We currently intend to retain any earnings for working capital, repayment of indebtedness, capital expenditures and general corporate purposes.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock offered and sold by the selling stockholders pursuant to this prospectus. The selling stockholders will receive all of the proceeds from any such sales. However, 6,195,165 of the shares of common stock offered in this prospectus will be issued only upon the conversion of the 5% Convertible Subordinated Notes in the principal amount of $28,880,000. To the extent the Notes are converted into common stock, we will be relieved of indebtedness equal to the principal amount of the converted Notes.

PRICE RANGE OF COMMON STOCK

In addition to the information set forth in Item 5 of our Annual Report on Form 10-K for the year ended December 31, 2006, under the heading "Price Range of Common Stock," we set forth below the high and low bid prices for our common stock as reported on the Nasdaq Global Market for the periods indicated:

Period	High	Low
Quarter ended March 31, 2007	$6.24	$3.76
Quarter ended June 30, 2007	$6.00	$4.62
Quarter ended September 30, 2007	$6.00	$4.52
Period from October 1 through November 16, 2007	$5.18	$2.32

DIVIDEND POLICY

We have not declared any cash dividends on our common stock in the past, and we do not presently anticipate declaring or paying any cash dividends in the foreseeable future. We currently anticipate that we will retain all future earnings for use in our business. The payment of dividends in the future will be at the discretion of our Board of Directors and will depend upon, among other things, our results of operations, capital requirements, general business conditions, contractual restrictions on payment of dividends, legal and regulatory restrictions on payment of dividends, and other factors our Board of Directors deems relevant. The payment of cash dividends is prohibited under the terms of the Company's credit facility with Wachovia Bank, N.A.

SELLING STOCKHOLDERS

General

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of our common stock as of November 16, 2007, by each of the selling stockholders, and as adjusted to reflect the sale of the shares in this offering. As of November 16, 2007, 11,504,212 shares of our common stock were outstanding. Information with respect to beneficial ownership is based upon information obtained from the selling stockholders.

Our registration of the shares of our common stock covered by this prospectus does not necessarily mean that the selling stockholders will sell any of our common stock that we have registered.

Except as indicated in the table below or the footnotes to the table, none of the selling stockholders has held any position or office or had a material relationship with us or any of our affiliates within the past three years, other than as a result of the ownership of our common stock or securities convertible into or exchangeable for (with or without the payment of additional consideration) our common stock.

Except as indicated below, each selling stockholder has informed us that it is not a registered broker-dealer or an affiliate of a registered broker-dealer.

Shares listed under the heading "Number of Shares Being Offered" represent the number of shares that may be sold by each selling stockholder pursuant to this prospectus. Pursuant to Rule 416 of the Securities Act, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

The information under the heading "Shares of Common Stock Beneficially Owned Prior to Offering" is determined in accordance with the rules of the Commission, and includes voting and investment power with respect to shares. Shares of common stock acquirable upon exercise of options and warrants, or upon conversion of convertible securities, which are currently exercisable or convertible, or exercisable or convertible within 60 days after November 16, 2007 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person. The numbers of shares acquirable on conversion of the 5% Convertible Notes held by the Selling Stockholders has been determined based on the Conversion Price of $4.6617 per share, which is the Conversion Price in effect on the date of this Prospectus.

The information under the heading "Shares of Common Stock Beneficially Owned After Offering" assumes that each selling stockholder sells all of its shares offered pursuant to this prospectus to unaffiliated third parties, that the selling stockholders will acquire no additional shares of our common stock prior to the completion of this offering, and that any other shares of our common stock beneficially owned by the selling stockholders will continue to be beneficially owned. Each selling stockholder may sell all, part or none of its shares and may acquire additional shares of our common stock.

	Shares of Common Stock Beneficially Owned Prior to Offering				Shares of Common Stock Beneficially Owned After Offering
Name of Beneficial Owner	Number		Percent (1)	Number of Shares Being Offered	Number	Percent(2)

AmGuard Insurance Company	114,757	(3)	*	107,257	7,500	*

Ashford Capital Partners, L.P.	312,761	(4)	2.6	312,761	0	*

Peter A. Asch	649,856	(5)	5.6	649,856	0	*

	Shares of Common Stock Beneficially Owned Prior to Offering				Shares of Common Stock Beneficially Owned After Offering
Name of Beneficial Owner	Number		Percent (1)	Number of Shares Being Offered	Number	Percent(2)

Richard D. Asch	254,293	(6)	2.2	254,293	0	*

Atlas Capital, SA (Int'l)	214,514	(7)	1.8	214,514	0	*

Calm Waters Partnership	287,857	(8)	2.5	214,514	73,343	*

Joseph M. Candido	74,785	(9)	*	74,785	0	*

Commonfund Hedged Equity Company	60,063	(10)	*	60,063	0	*

Finderne LLC	20,378	(11)	*	20,378	0	*

Arthur Goldstein, a director of the Company prior to June 20, 2007	84,238		*	21,451	62,787	*

Good Steward Trading Company SPC	18,877	(12)	*	18,877	0	*

Andrew T. Greenspon	6,435		*	6,435	0	*

Carolyn D. Greenspon	55,725		*	10,725	45,000	*

Stuart P. Greenspon, a director of the Company	199,877	(13)	1.7	32,177	167,700	*

Hank & Co.	111,976	(14)	*	111,976	0	*

Warren B. Kanders, as trustee for Allison Smith Kanders; Chairman of the Board of Directors of the Company	3,025,884	(15)	24.1	429,028	2,596,856	14.2

Margaret G. Kaplan	10,725		*	10,725	0	*

Knott Partners, LP	503,893	(16)	4.2	503,893	0	*

Linerbrook & Co.	218,804	(17)	1.9	218,804	0	*

A. Lawrence Litke	89,422	(18)	*	89,422	0	*

Matterhorn Offshore Fund, Ltd.	786,837	(19)	6.4	786,837	0	*

Millennium Partners, L.P.	858,056	(20)	6.9	858,056	0	*

Mulsanne Partners LP	3,861	(21)	*	3,861	0	*

	Shares of Common Stock Beneficially Owned Prior to Offering				Shares of Common Stock Beneficially Owned After Offering
Name of Beneficial Owner	Number		Percent (1)	Number of Shares Being Offered	Number	Percent(2)

Regal Medical Supply, LLC	333,483	(22)	2.9	333,483	0	*

Shoshone Partners LP	322,200	(23)	2.7	322,200	0	*

Wynnefield Partners Small Cap Value, LP	231,514	(24)	2.0	214,514	17,000	*

Wynnefield Partners Small Cap Value LP I	314,419	(24)	2.7	300,319	14,100	*

Wynnefield Small Cap Value Offshore Fund, Ltd.	377,222	(24)	3.2	343,222	34,000	*

York Credit Opportunities	1,072,570	(25)	8.5	1,072,570	0	*

*	Less than 1%.
1.
Applicable percentage of ownership for each selling stockholder in this column is based on 11,504,212 shares of our common stock outstanding as of November 16, 2007, plus, for each Selling Stockholder, the number of additional shares acquirable by such stockholder within 60 days after the date hereof upon conversion or exercise of the Notes, options, warrants and other rights to acquire shares of the Company's common stock.

2.
Applicable percentage of ownership for each selling stockholder in this column is based on an aggregate of (i) the 11,504,212 shares presently outstanding, (ii) the 6,195,165 shares that would be outstanding if and when all the shares acquirable by the Selling Stockholders on conversion of the Notes have been sold, and (iii) the number of additional shares acquirable by such stockholder within 60 days after the date hereof upon exercise of the options, warrants and other rights to acquire shares of the Company's common stock.

3.
Includes 7,500 shares acquirable upon exercise of warrants held by AmGuard Insurance Company. Does not include 7,500 shares acquirable upon exercise of warrants held by NorGuard Insurance Company, an affiliate of AmGuard Insurance Company, as to which AmGuard Insurance Company disclaims beneficial ownership. The natural persons who exercise voting and dispositive power with respect to the shares being offered by AmGuard Insurance Company are Mr. Y. Judd Shoval, Mrs. Susan W. Shoval, and Mr. Jeffrey E. Picker.

4.
Does not include 1,499,580 shares owned by Ashford Capital Management, Inc., as reported by Ashford Capital Management, Inc. on Schedule 13G, as amended, in its capacity as an investment adviser for clients other than Ashford Capital Partners, L.P. Ashford Capital Management, Inc., is the investment adviser of Ashford Capital Partners, L.P. According to such Schedule 13G, as amended, Ashford Capital Management, Inc., has sole voting and sole dispositive power over an aggregate of 2,146,841 shares or our common stock, which constitute 18.2% of our outstanding common stock (including 643,541 shares of common stock acquirable on conversion of 5% Convertible Notes held by Ashford Capital Management, Inc., as investment adviser for certain of its clients). The natural persons who exercise voting and dispositive power with respect to the shares being offered by Ashford Capital Partners, L.P. are Messrs. Theodore H. Ashford and Theodore H. Ashford III.

5.
Does not included 200,000 shares acquirable under options held by Mr. Peter A. Asch, which are not presently exercisable, or any shares which Mr. Asch may become entitled to receive in 2008 and 2009 under certain provisions of the purchase agreement by which the Company acquired the capital stock of Twincraft from him and the other former stockholders of Twincraft. The number of shares which he may be entitled to receive, if any, is not estimable as of the date hereof. Mr. Asch is the President and Chief Executive Officer of Twincraft, Inc.

6.
Does not include any shares which Mr. Richard D. Asch may become entitled to receive in 2008 and 2009 under certain provisions of the purchase agreement by which the Company acquired the capital stock of Twincraft from him and the other former stockholders of Twincraft. The number of shares which he may be entitled to receive, if any, is not estimable as of the date hereof. Mr. Richard Asch served as a vice president of Twincraft from January through June 2007.

7.	The natural person who exercises voting and dispositive power with respect to the shares being offered by Atlas Capital, SA (Int'l) is Mr. Robert Dwek.
8.	The natural person who exercise voting and dispositive power with respect to the shares being offered by Calm Waters Partnership is Mr. Richard S. Strong, its managing partner.
9.
Does not include 100,000 shares acquirable under options held by Mr. Candido, which are not presently exercisable, or any shares which Mr. Candido may become entitled to receive in 2008 and 2009 under certain provisions of the purchase agreement by which the Company acquired the capital stock of Twincraft from him and the other former stockholders of Twincraft. The number of shares which he may be entitled to receive, if any, is not estimable as of the date hereof. Mr. Candido is Vice President of Twincraft, Inc.

10.	The natural person who exercises voting and dispositive power with respect to the shares being offered by Commonfund Hedged Equity Company is Mr. David M. Knott.
11.	The natural person who exercises voting and dispositive power with respect to the shares being offered by Commonfund Hedged Equity Company is Mr. David M. Knott.
12.	The natural person who exercises voting and dispositive power with respect to the shares being offered by Commonfund Hedged Equity Company is Mr. David M. Knott.
13.
Includes 37,500 shares acquirable upon exercise of options awarded to Mr. Stuart P. Greenspon, a director of the Company, as to which 25,000 shares are subject to lock-up agreements expiring at various times, not later than November 16, 2008. Does not include the shares owned by his adult brother, Andrew T. Greenspon; his adult daughter, Carolyn D. Greenspon; or his adult sister, Margaret G. Kaplan, all of whom are selling stockholders hereunder; does not include 41,903 shares owned by his spouse; as to the shares owned by all such relatives, Mr. Stuart P. Greenspon disclaims beneficial ownership thereof.

14.
Ashford Capital Management, Inc., is the investment adviser for Hank & Co. and exercises sole voting and sole dispositive power over the shares owned by Hank & Co. The natural persons who exercise voting and dispositive power with respect to the shares being offered by Hank & Co. are Messrs. Theodore H. Ashford and Theodore H. Ashford III.

15.
Includes 100,000 options granted to Kanders & Company, Inc. that are presently exercisable, 515,000 options granted to Mr. Kanders that are presently exercisable, 15,000 shares acquirable upon exercise of warrants held by Langer Partners, LLC, 100,000 shares of restricted stock, which are subject to a lock-up agreement that expires on September 1, 2008, 1,491,856 shares held by Langer Partners, LLC, and the 429,028 shares of common stock acquirable upon conversion of the $2,000,000 of 5% Convertible Notes held by Mr. Kanders as a trustee for a member of his family. Mr. Kanders is the sole voting member and sole manager of Langer Partners, LLC and the sole stockholder of Kanders & Company, Inc. Does not include 500,000 shares acquirable upon the vesting of a restricted stock award granted January 23, 2007, which is not expected to vest in the next 60 days. Of the 515,000 options described above, 355,000 options are subject to a lock-up agreement, which expires with respect to 80,000 shares on November 12, 2007, and as to 91,667 shares on each of April 1, 2008 and 2009, and 91,666 shares on April 1, 2010. Kanders & Company, Inc., disclaims beneficial ownership of shares owned or acquirable under options, warrants and convertible securities not directly owned by it; Langer Partners, LLC, disclaims beneficial ownership of shares owned or acquirable under options, warrants and convertible securities not directly owned by it; and Warren B. Kanders disclaims beneficial ownership of shares he holds in a fiduciary capacity and shares not directly owned by him. The 15,000 warrants held by Langer Partners, LLC, entitle Langer Partners, LLC, to purchase a like number of shares of common stock at a price of $0.02 per share, or an aggregate price of $300. The market price per share of the Company's common stock on September 30, 2004, the date on which the warrants were purchased, was $6.90 per share, for a combined market price of $103,500 (determined by using the market price per share, without adjustment for the lack of registration of the shares underlying the warrants or attribution to the cost of the warrants of any portion of the purchase price of the senior subordinated notes sold with the warrants). Mr. Kanders is the Chairman of our Board of Directors.

16.	The natural person who exercises voting and dispositive power with respect to the shares being offered by Commonfund Hedged Equity Company is Mr. David M. Knott.
17.
Ashford Capital Management, Inc., is the investment adviser for Linerbrook & Co. and exercises sole voting and sole dispositive power over the shares owned by Linerbrook & Co. The natural persons who exercise voting and dispositive power with respect to the shares being offered by Linerbrook & Co. are Messrs. Theodore H. Ashford and Theodore H. Ashford III.

18.
Does not include 100,000 shares acquirable under options held by Mr. Litke, which are not presently exercisable, or any shares which Mr. Litke may become entitled to receive in 2008 and 2009 under certain provisions of the purchase agreement by which the Company acquired the capital stock of Twincraft from him and the other former stockholders of Twincraft. The number of shares which he may be entitled to receive, if any, is not estimable as of the date hereof. Mr. Litke is Chief Operating Officer of Twincraft, Inc.

19.	The natural person who exercises voting and dispositive power with respect to the shares being offered by Commonfund Hedged Equity Company is Mr. David M. Knott.
20.
Includes 43 shares owned by Millenco LLC., an affiliate of Millennium Partners, L.P. Millenco LLC, is a registered broker-dealer, and two other affiliates of Millennium Partners, L.P. are also registered broker-dealers. Millennium Management LLC, a Delaware limited liability company, is the managing partner of Millennium Partners, L.P., and consequently may be deemed to have voting control and investment discretion over the securities owned by Millennium Partners L.P. Mr. Israel A. Englander is the managing member of Millennium Management LLC, and may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management LLC. Millennium Management LLC, Millennium Partners, L.P., and Mr. Englander have advised us that the foregoing should not be construed in and of itself as an admission by either of Millennium Management LLC, or Mr. Englander as to beneficial ownership of the shares of our common stock owned by Millennium Partners, L.P.

21.	The natural person who exercises voting and dispositive power with respect to the shares being offered by Commonfund Hedged Equity Company is Mr. David M. Knott.

22.
The natural persons who exercise voting and dispositive power with respect to the shares being offered by Regal Medical Supply, LLC, are its member-managers: Roy Kelley, John P. Kenney, Linda A. Lee, Richard A. Nace, David Ray, John E. Shero and William J. Warning.

23.	The natural persons who exercise voting and dispositive power with respect to the shares being offered by Ashford Capital Partners, L.P. are Messrs. Theodore H. Ashford and Theodore H. Ashford III.
24.
Wynnefield Capital Management, LLC, a New York limited liability company (“WCM”) is the sole general partner of each of Wynnefield Partners Small Cap Value LP, a Delaware limited partnership (“Wynnefield Partners”) and Wynnefield Partners Small Cap Value LP I, a Delaware limited partnership (“Wynnefield Partners I”). Nelson Obus and Joshua Landes are the co-managing members of WCM and by virtue of such positions with WCM, have the shared power to vote and dispose of the shares of our common stock that are beneficially owned by each of Wynnefield Partners and Wynnefield Partners I. Wynnefield Capital, Inc., a Delaware corporation (“WCI”), is the sole investment manager of Wynnefield Offshore. Messrs. Obus and Landes are the co-principal executive officers of WCI and by virtue of such positions with WCI, have the shared power to vote and dispose of the shares of our common stock that are beneficially owned by Wynnefield Offshore. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares of our common stock that are directly beneficially owned by each of Wynnefield Partners, Wynnefield Partners I and Wynnefield Offshore, except to the extent of their respective pecuniary interest in such shares.

25.	The natural persons who exercises voting and dispositive power with respect to the shares being offered by York Credit Opportunities is Mr. James G. Dinan.

Conversion Discounts for Shares Underlying Warrants

The following table sets forth the total possible profit that may be realized as a result of conversion discounts for common stock underlying the Company's warrants issued September 30, 2004 that are held by certain of the selling stockholders or affiliates of the selling stockholders. Such warrants were issued to the purchasers of the Company's 7% subordinated notes due September 30, 2009 (the “7% Notes”), at the rate of 20 warrants for each $1,000 of principal amounts of 7% Notes purchased. The 7% Notes were repaid in full, with interest, on June 15, 2005. (The shares acquirable on exercise of the warrants are not covered by this prospectus.)

Selling Stockholder	Market price per share on 9/30/04	Exercise price on 9/30/04[1]	Number of shares acquirable upon exercise	Combined market price)	Combined exercise price	Total possible discount to market price
AmGuard Insurance Company	$6.90	$0.02	15,000[2]	$103,500	$300	$103,200
Langer Partners, LLC[3]	$6.90	$0.02	15,000	$103,500	$300	$103,200
Wynnefield Partners Small Cap Value, LP	$6.90	$0.02	17,000	$117,300	$340	$116,960
Wynnefield Partners Small Cap Value LP I	$6.90	$0.02	14,000	$96,600	$280	$96,320
Wynnefield Small Cap Value Offshore Fund, Ltd.	$6.90	$0.02	14,000	$96,600	$280	$96,320
Total possible discount to market price for all Selling Stockholders						$516,000

[1]	The exercise price is set at a fixed price, subject to adjustment for stock splits and similar events.

[2]	Includes 7,500 shares acquirable under warrants held by an affiliate of AmGuard Insurance Company.

[3]
Langer Partners, LLC, is an affiliate of Warren B. Kanders, one of the selling stockholders. Mr. Kanders is the Chairman of the Board of Directors and, personally and through other entities under his control, beneficially owns more than 10% of the Company's outstanding common stock

Prior Securities Transactions between the Selling Stockholders and the Company

The following table sets forth information about prior transactions between the Company and the Selling Stockholders with respect to the Company's securities. (None of the securities referred to below are covered by this prospectus.)

			Shares outstanding prior to transaction[1]							Market price per share
Selling Stockholder	Date of transaction		Total		Held by non-affiliates		Shares in the transaction		Percent-age[2]	Immediately prior to transaction[3]	As of November 16, 2007
AmGuard Insurance Company	10/31/01	[4]	4,268,022	[5]	1,355,144		41,667		3.1%	$6.00	$2.90
Peter A. Asch	1/23/07		10,451,540	[6]	5,931,914		649,856	[7]	11.0%	$4.20	$2.90
Richard Asch	1/23/07		10,451,540		5,931,914		254,293		4.3%	$4.20	$2.90
Atlas Capital, S.A.	10/31/01		4,268,022		1,355,144		250,000		18.4%	$6.00	$2.90
Joseph Candido	1/23/07		10,451,540		5,931,914		74,785		1.3%	$4.20	$2.90
Arthur Goldstein	2/13/01		2,613,181	[8]	1,567,128	[9]	32,787		3.0%	$3.50	$2.90
Carolyn Greenspon	10/31/01		4,268,022		1,355,144		5,000		*	$6.00	$2.90
Langer Partners, LLC[10]	12/28/00		2,613,181		1,567,128		824,475	[11]	52.6%	$1.00	$2.90
Langer Partners, LLC	2/13/01	[12]	2,613,181		1,567,128		667,381		42.6%	$3.50	$2.90
Kanders & Company, Inc.	2/13/01		2,613,181		1,567,128		100,000		6.4%	$3.50	$2.90
Langer Partners, LLC	10/31/01		4,268,022		1,355,144		416,667		30.7%	$6.00	$2.90
Langer Partners, LLC	9/30/04	[13]	4,380,851	[14]	1,496,136	[15]	15,000	[16]	1.0%	$6.90	$2.90

		Shares outstanding prior to transaction[1]					Market price per share
Selling Stockholder	Date of transaction	Total	Held by non-affiliates	Shares in the transaction		Percent-age[2]	Immediately prior to transaction[3]	As of November 16, 2007
Warren B. Kanders	11/12/04	4,380,851	1,496,136	100,000	[17]	6.7%	$7.50	$2.90
Kanders & Company, Inc.	11/12/04	4,380,851	1,496,136	240,000	[18]	16.0%	$7.50	$2.90
Warren B. Kanders	11/8/05	9,690,823	6,819,373	240,000	[19]	3.5%	$5.05	$2.90
Warren B. Kanders	11/8/05	9,690,823	6,819,373	275,000	[20]	4.0%	$5.05	$2.90
Warren B. Kanders	1/23/07	10,451,540	5,931,914	500,000	[21]	8.4%	$4.20	$2.90
A. Lawrence Litke	1/23/07	10,451,540	5,931,914	89,422		1.5%	$4.20	$2.90
Regal Medical Supply, LLC	1/8/07	10,072,373	6,954,556	333,483	[22]	4.8%	$4.38	$2.90
Wynnefield Small Cap Value, LP	9/30/04	4,380,851	1,496,136	17,000		1.1%	$6.90	$2.90
Wynnefield Small Cap Value, LP I	9/30/04	4,380,851	1,496,136	14,000		*	$6.90	$2.90
Wynnefield Small Cap Value Offshore Fund, Ltd.	9/30/04	4,380,851	1,496,136	14,000		*	$6.90	$2.90

*	Less than 1%.

[1]	As used in this table, "non-affiliates" means persons who are not (i) selling stockholders, (ii) affiliates of selling stockholders, or (iii) affiliates of the Company.

[2]	Determined based upon shares in the transaction divided by shares issued and outstanding prior to the transaction and held by non-affiliates and persons other than the selling stockholders .

[3]
Prices reported are closing prices as of the business day immediately prior to the date of the transaction, or the business day of the transaction, if the transaction was completed after the close of trading on such day.

[4]
All transactions of all selling stockholders on October 31, 2001, represent purchases of the Company's 4% Convertible Subordinated Notes due August 31, 2006, which were convertible into common stock at the rate of $6.00 per share. Said notes were paid in full on the due date, without the conversion of the notes by any of the selling stockholders or any of their affiliates or Company affiliates.

[5]	Based on shares outstanding as reported in the Company's balance sheet as of 9/30/01 which is included in the Company's Quarterly Report on Form 10-Q for the Quarter Ended 9/30/01.

[6]
Based on the number of shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2006, increased by the 379,167 shares issued on January 8, 2007, to Regal Medical Supply, LLC, in payment for certain assets and business acquired on that date.

[7]
The numbers of shares reported for Messrs. Peter A. Asch, Richard Asch, Joseph Candido and Lawrence Litke include an aggregate of 68,981 shares that were issued to them in May 2007 as a result of adjustments to the purchase price of the capital stock of Twincraft, Inc., based on a post-closing audit of Twincraft, in accordance with the terms of the stock purchase agreement between the Company and Messrs. Peter Asch, Richard Asch, Candido and Litke dated as of November 14, 2006, which closed on January 23, 2007. Messrs. Peter Asch, Richard Asch, Candido and Litke may be entitled to receive additional shares of the Company's common stock pursuant to certain provisions of the aforesaid purchase agreement, if Twincraft achieves certain financial targets in either of the years ended December 31, 2007 and 2008.

[8]	As of January 5, 2001, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended November 25, 2000.

[9]
Determined by deducting 1,046,053 shares, reported as owned by affiliates identified in the Company's Proxy Statement filed June 30, 2000, in connection with its 2000 Annual Meeting of Stockholders, from 2,613,181 shares, the number of shares outstanding as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended November 25, 2000. The number of shares owned by affiliates does not include the numbers of shares acquirable under options or other rights to acquire the Company's common stock.

[10]
Langer Partners, LLC, and Kanders & Company, Inc., is each controlled by Mr. Warren B. Kanders. Mr. Kanders is the Chairman of the Board of Directors of the Company and a beneficial holder of more than 10% of the Company's common stock.

[11]	These options were exercised in full by Langer Partners, LLC, on May 14, 2001.

[12]
The transaction on 2/13/01 was the close of a tender offer by persons including Langer Partners, LLC, and pursuant to an agreement with the Company, upon the close of the tender offer, the Company granted such persons, including Langer Partners, LLC, options to purchase an aggregate of 1,400,000 shares of common stock at a price that was greater than the market price of the common stock on the date of commencement of the tender offer. Immediately prior to the close of the tender offer, the Company was controlled by persons other than Langer Partners, LLC, and the close of the tender offer resulted in a change of control of Company. The options were exercised on 5/14/01 at a price equal to the price paid in the tender offer.

[13]
All transactions by all selling stockholders on September 30, 2004, represent purchases of the Company's 7% senior subordinated notes due September 30, 2009. Each purchaser of such notes was also awarded warrants, at the rate of 1 warrant for each $50 of principal amount of notes purchased; the warrants are for a term expiring September 30, 2009, at an exercise price of $0.02 per share. The notes were prepaid in full on June 15, 2005, and the warrants remain outstanding in accordance with their terms.

[14]	Based on shares outstanding as reported in the Company's balance sheet as of 9/30/04 which is included in the Company's Quarterly Report on Form 10-Q for the Quarter Ended 9/30/04.

[15]
Determined by excluding 2,884,715 shares of outstanding common stock held by Langer Partners, LLC and the directors of the Company as of 9/30/04 (i.e., Messrs. Burtt R. Ehrlich, Jonathan Foster, Arthur Goldstein, Andrew H. Meyers, Gregory Nelson, and Thomas Strauss) and their respective affiliates, from the total number of shares outstanding. Such persons, including Langer Partners, LLC, and their respective affiliates, also held options to acquire an aggregate of 295,206 shares, and $2,600,000 of the Company's 4% convertible notes due 8/31/06, which were convertible at the rate of $6.00 per share into 433,334 shares of common stock. Neither of these amounts of shares were included in the number of shares outstanding. The principal of the notes was paid at maturity, without any conversions.

[16]
Acquirable upon exercise of warrants sold with 7% Senior Subordinated Notes due September 30, 2009. The warrants were issued to the purchasers of the notes at the rate of 20 warrants for each $1,000 of principal of the notes. The exercise price of the warrants is $0.02 per share. The 7% Senior Subordinated Notes were repaid in full on June 15, 2005.

[17]
These shares were issued as a conditional restricted stock award which would become effective if Mr. Kanders continued to serve as Chairman of the Board through September 1, 2005; such condition was fulfilled; the shares shall vest on November 12, 2007, if Mr. Kanders continues to serve as a director of the Company through such date.

[18]
These shares are acquirable under an option awarded to Kanders & Company, Inc., having an exercise price equal to the fair market value of the common stock on the date of grant. The options were awarded in connection with a Consulting Agreement made on the date of grant between the Company and Kanders & Company. The options provided for vesting in three equal consecutive annual tranches commencing on November 12, 2005. These options were cancelled on November 12, 2005, and options to purchase a like number of shares at the same exercise price were awarded to Mr. Warren B. Kanders see the following note.

[19]
These shares are acquirable under an option awarded to Kanders & Company, Inc., having an exercise price of $7.50, and the shares are subject to a lock-up agreement which expires in three equal consecutive annual tranches commencing November 12, 2005.

[20]
The shares acquirable under this option are subject to a lock-up agreement which expires upon the earlier of a change of control (in which case the lock-up expires in full), or in three equal consecutive annual tranches commencing April 1, 2008.

[21]
This is a restricted stock award under the Company's 2005 Stock Incentive Plan and vests in full if and when the Company achieves EBITDA of $10,000,000 in any trailing period of 4 consecutive calendar quarters.

[22]
The number of shares issued to Regal Medical Supply, LLC, on January 8, 2007, was reduced by 45,684 shares on March 20, 2007, to 333,483 shares, in accordance with certain post-closing adjustments under the agreement by which the Company acquired certain assets and business of Regal Medical Supply, LLC.

Shares Previously Registered for the Selling Stockholders

The following table sets forth certain information about the aggregate numbers of shares previously registered for resale by the selling stockholders and their affiliates, and the numbers of shares registered for sale and covered by this prospectus.

Shares outstanding as of December 7, 2006, prior to issuance of 5% Convertible Subordinated Notes due December 7, 2011, held by persons other than the selling stockholders, affiliates of the selling stockholders, and affiliates of the Company	7,715,363
Shares registered for resale by the selling stockholders and their affiliates in prior registration statements	2,660,223	(1)
Shares registered for resale currently held by the selling stockholders and their affiliates	1,865,218	(1)
Shares previously registered for resale by the selling stockholders and their affiliates that have been sold	0
Shares registered for resale on behalf of the selling stockholders and their affiliates in this prospectus	7,597,004

1.
The decrease in the number of shares registered for resale and the number of shares registered for resale and currently held is the result of the payment in full, on the due date, of the principal and interest of the Company's 4% convertible notes due August 31, 2006 (the "4% Convertible Notes"). The selling stockholders and their affiliates held 4% Convertible Notes that were, prior to payment of the 4% Notes, convertible into 795,005 shares of common stock.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue an aggregate of 50,250,000 shares of capital stock, consisting of 50,000,000 shares of common stock, $0.02 par value, and 250,000 shares of preferred stock, $1.00 par value.

Common Stock

The holders of our common stock are entitled to one vote for each share on all matters voted on by our stockholders, including the election of directors. No holders of our common stock have any right to cumulative voting. Subject to any preferential rights of any outstanding series of our preferred stock created by our Board of Directors, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our Board of Directors from funds available therefrom, and upon liquidation will be entitled to receive pro rata all of our assets available for distribution to such holders. We currently do not pay cash dividends on our common stock.

In the event of a liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference and other amounts owed to the holders of our preferred stock. Holders of our common stock have no preemptive rights. There are no redemption or sinking fund provisions applicable to our common stock.

Warrants

As of November 16, 2007, we had outstanding warrants to purchase 95,000 shares of our common stock at an exercise price of $0.02 per share (110,000 of which were originally issued to the holders of our 7% senior subordinated notes due September 30, 2007 (of which 25,000 have been exercised), and 10,000 of which were issued to Wm Smith Securities, Incorporated, in connection with private placement services rendered in connection with the sale of the 7% senior subordinated notes), subject to adjustments under certain circumstances, which are currently exercisable . The warrants expire September 30, 2009. The warrants contain anti-dilution provisions providing for adjustments of the exercise price and the number of shares underlying the warrants upon the occurrence of events, including any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. (The 7% notes were repaid in June 2005.)

Convertible Notes

On December 8, 2006, we sold $28,880,000 of the Notes, in a private placement. Of the shares being registered under the registration statement of which this prospectus is a part, 6,195,165 are acquirable upon conversion of the Notes. The Notes are convertible at any time, at the option of the holders, into our common stock at a conversion price, as adjusted to date, of $4.6617 per share and are subordinated to all of our existing or future senior indebtedness. The Company has the right to call the Notes at any time after December 7, 2007, if (i) the common stock acquirable upon conversion of the Notes is reregistered under the Securities Act of 1933, as amended, and (ii) the average closing price of the common stock for any 20 trading days in the 30-trading-day period preceding the call is equal to or greater than $7.00 per share. The Company also has the right to call the Notes in the period from December 7, 2007 through December 7, 2009, at a price of 105% of the principal amount of the Notes, and thereafter at a price of 100% of the Notes. The Notes contain anti-dilution provisions providing for pro-rata adjustments in the event of a stock dividend, stock split or reclassification of shares of our common stock, and a weighted-average adjustment in the event of the issuance of common stock, options, warrants or other securities convertible into or exchangeable for common stock at prices below the conversion price under the 5% convertible notes then in effect, and weighted-average adjustments in the event of distributions of securities, assets or cash (other than cash dividends paid out of retained earnings) to the holders of our common stock. The Company has the intention and a reasonable basis to believe that it will have the financial ability, to make all payments under the Notes.

Registration Rights

In connection with the sale of the Notes, we have agreed to use our best efforts to file a shelf registration statement for the shares of our common stock acquirable upon conversion of the notes by September 30, 2007.

In connection with the issuance of the 1,068,356 shares issued to the sellers of the Twincraft capital stock (i.e., Messrs. Peter Asch, Richard Asch, Joseph Candido and Lawrence Litke, all of whom are selling stockholders under this prospectus), we agreed to register such shares not later than December 23, 2007. We have also agreed to issue additional shares that may be issuable to them under certain earn-out provisions of the purchase agreement by which we acquired the Twincraft capital stock.

In connection with the issuance of the 333,483 shares issued in the acquisition of Regal, we agreed to register such shares not later than December 8, 2007.

Preferred Stock

We currently have no shares of preferred stock outstanding. Our Board of Directors is authorized, without further stockholder action, to issue up to 250,000 shares of our preferred stock, in one or more series. Our Board of Directors is authorized to fix for each such series the voting power and the designations, preferences and relative, participating, optional, or other rights of each such series, and the qualifications, limitations or restrictions thereof, as are stated in the resolutions adopted by the Board of Directors and as are permitted by the Delaware General Corporation Law (the "DGCL"). The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of our preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire a majority of our outstanding voting stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of the Certificate of Incorporation and Bylaws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of us if the Board of Directors determine that such takeover is not in the best interests of us and our stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire us or remove incumbent management even if some or a majority of stockholders deemed such an attempt to be in their best interests.

The provisions in the Certificate of Incorporation and the Bylaws include: (1) a procedure which requires stockholders to nominate directors in advance of a meeting to elect such directors; and (2) the authority to issue additional shares of preferred stock without stockholder approval.

The DGCL contains statutory "anti-takeover" provisions, including Section 203 of the DGCL which applies automatically to a Delaware corporation unless that corporation elects to opt-out as provided in Section 203. We, as a Delaware corporation, have not elected to opt-out of Section 203 of the DGCL. Under Section 203 of the DGCL, a stockholder acquiring more than 15% of the outstanding voting shares of a corporation (an "Interested Stockholder") but less than 85% of such shares may not engage in certain business combinations with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless prior to such date, the board of directors of the corporation approves either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, or the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the Interested Stockholder.

Limitation of Liability and Indemnification of Officers and Directors

Pursuant to provisions of the DGCL, we have adopted provisions in our Certificate of Incorporation that provide that our directors shall not be personally liable for monetary damages to us or our stockholders for a breach of fiduciary duty as a director to the full extent that the Act permits the limitation or elimination of the liability of directors. We have also entered into separate indemnification agreements with each of our directors and executive officers which provide significant additional protection to such persons. In addition, we have in effect a directors and officers liability insurance policy indemnifying our directors and officers and the directors and officers of our subsidiaries within a specific limit for certain liabilities incurred by them, including liabilities under the Securities Act. We pay the entire premium of this policy. Our Certificate of Incorporation also contains a provision for the indemnification by us of all of our directors and officers, to the fullest extent permitted by the DGCL.

Transfer Agent and Registrar

Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016, is the transfer agent and registrar for our common stock.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of our common stock or interests in shares of our common stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of our common stock or interests in shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

•	market transactions in accordance with the rules of The Nasdaq Stock Market or any other available markets or exchanges;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales entered into after the date of this prospectus;
•	writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	distributions to the partners and/or members of the selling stockholders;
•	redemptions or repurchases of interests owned by partners and/or members of the selling stockholders;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Short selling occurs when a person sells shares of stock which the person does not yet own and promises to buy stock in the future to cover the sale. The general objective of the person selling the shares short is to make a profit by buying the shares later, at a lower price, to cover the sale.  Significant amounts of short selling, or the perception that a significant amount of short sales could occur, could depress the market price of our common stock. In contrast, purchases to cover a short position may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The Nasdaq Stock Market or any other available markets or exchanges.

The aggregate proceeds to the selling stockholders from the sale of our common stock offered by them will be the purchase price of our common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of our common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of our common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profits they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, our common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states our common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.

In connection with this offering, some selling stockholders may also engage in passive market making transactions in our common stock on The Nasdaq Stock Market. Passive market making consists of displaying bids on The Nasdaq Stock Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M under the Exchange Act limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

EXPERTS

The consolidated financial statements and related financial statement schedule of Langer, Inc., as of and for the years ended December 31, 2006 and 2005, incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2006, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements and related financial statement schedule of Langer, Inc., for the year ended December 31, 2004 incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements and related financial statement schedule of Twincraft, Inc., as of for the years ended December 31, 2006, 2005, 2004 and 2003, incorporated in this prospectus by reference from Amendment No. 1 filed April 9, 2007, of the Company's Current Report on Form 8-K filed January 29, 2007, have been audited by Gallagher, Flynn & Company, LLP, an independent registered public accounting firm, as stated in their reports, which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Langer common stock offered by this prospectus will be passed upon by Kane Kessler, P.C., New York, New York, as counsel to Langer.

MATERIAL CHANGES

There have been no material changes in our affairs since December 31, 2006, that have not been described in our Annual Report on form 10-K filed April 2, 2007, as amended by Amendment No. 1 thereof filed April 30, 2007, or in the Current Reports, Quarterly Reports and Proxy Statements filed with the Securities and Exchange Commission which are incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The expenses to be paid by us in connection with the distribution of the Common Stock, par value $0.01 per share, of Langer, Inc. (the "Registrant") being registered are as set forth in the following table:

Registration Fee—Securities and Exchange Commission	$3,175
*Legal Fees and Expenses	125,000
*Accounting Fees and Expenses	42,200
*Printing Fees and Expenses	10,000
*Blue Sky Fees	10,000
*Miscellaneous	10,000

*Total	$200,375
_________________

* Estimated.

Item 14. Indemnification of Directors and Officers

We are a Delaware corporation. Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") empowers a corporation to indemnify any current or former director, officer, employee or agent of the corporation, or any individual serving at the corporation's request as a director, officer, employee or agent of another organization, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director, officer, employee or agent had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any current or former director, officer, employee or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or any individual serving at the corporation's request as a director, officer, employee or agent of another organization against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit provided that such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such director, officer, employee or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a present or former director or officer has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a current or former director, officer, employee or agent of the corporation, or any individual serving at the corporation's request as a director, officer or employee of another organization, against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Our certificate of incorporation provides that we shall, to the fullest extent permitted by the DGCL, indemnify all persons acting as officers and directors of Langer from and against all expenses, liabilities, or other matters covered by the DGCL.

As permitted by the DGCL, our certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director shall be personally liable to us or to our stockholders for monetary damages for breach of his fiduciary duty as a director. Delaware law does not permit the elimination of liability (a) for any breach of the director's duty of loyalty to us or our stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (d) for any transaction from which the director derives an improper personal benefit. The effect of this provision in the certificate of incorporation is to eliminate our rights and the rights of our stockholders (through stockholders' derivative suits on behalf of us) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) - (d), inclusive, above. These provisions will not alter the liability of directors under federal securities laws.

We have also entered into separate indemnification agreements with each of our directors and executive officers which provide significant additional protection to such persons. In addition, we have in effect a directors and officers' liability insurance policy indemnifying our directors and officers and the directors and officers of our subsidiaries within a specific limit for certain liabilities incurred by them, including liabilities under the Securities Act. We pay the entire premium of this policy.

We believe that our certificate of incorporation and bylaw provisions, our directors and officers liability insurance policy and our indemnification agreements are necessary to attract and retain qualified persons to serve as our directors and officers.

Item 15. Recent Sales of Unregistered Securities.

On January 23, 2007, the Company issued an aggregate of 999,375 shares of its common stock to the stockholders of Twincraft, Inc., a Vermont corporation, in exchange for all the issued and outstanding capital stock of Twincraft, which were valued for purposes of the transaction at $4.00 per share. The total price payable on such date for the Twincraft capital stock was $26.7 million, and the balance of the purchase price was paid in cash. On or about May 15, 2007, pursuant to the post-closing adjustment provisions of the agreement for the purchase of the Twincraft capital stock, the Company issued an additional 68,981 shares of common stock to the former stockholders of Twincraft. None of the foregoing shares were registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(2) of that Act and Regulation D promulgated under that section, which exempts transactions by an issuer not involving any public offering. (The foregoing shares are being registered under this registration statement.)

On January 8, 2007, the Company issued an aggregate of 379,167 shares of its common stock in exchange for certain assets of Regal Medical Supply, LLC, a North Carolina limited liability company, which were initially valued at approximately $1,600,000. In accordance with the terms of the agreement between the Company and Regal Medical Supply, LLC, the purchase price was adjusted based on a post-closing audit, and Regal Medical Supply, LLC, returned 45,684 shares to the Company on or about March 20, 2007. None of the foregoing shares were registered under the Securities Act of 1933, in reliance upon the exemption from registration provided by Section 4(2) of that Act and Regulation D promulgated under that section, which exempts transactions by an issuer not involving any public offering. (The foregoing shares are being registered under this registration statement.)

On December 8, 2006, the Company sold $28,880,000 principal amount of its 5% convertible subordinated notes due December 7, 2011, in a private placement to approximately 25 investors. On the date of sale, the notes were immediately convertible into 6,080,000 shares of Common Stock at the rate of $4.75 per share, which rate has been adjusted in accordance with the provisions of the notes, so that the notes are now convertible into 6,195,165 shares at the rate of $4.6617 per share. The purchasers represented to the Company that they are "accredited investors" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The sale of the Notes and the shares acquirable upon conversion of the note were exempt from the registration requirements of the Securities Act by Section 4(2) thereof. (The shares of common stock acquirable upon conversion of the notes are the shares being registered in this registration statement.)

On November 16, 2004, we issued a warrant to purchase 10,000 shares of our common stock to Wm Smith Securities, Incorporated, as consideration for private placement services rendered to us in connection with the sale of our 7% senior subordinated notes due September 30, 2004. Such warrants have an exercise price of $0.02 per share, subject to adjustment under certain circumstances, and are exercisable commencing the earlier of (i) six months after the refinancing or prepayment of the 7% senior subordinated notes, or (ii) September 30, 2005. These warrants expire September 30, 2009. The warrants were issued pursuant to an exemption provided by Section 4(2) of the Securities Act of 1933. We agreed to use our best efforts to file a shelf registration statement for the shares underlying these warrants by December 31, 2005.

As of November 12, 2004, we issued 16,302 shares of our common stock as consideration for recruitment services, including future services provided or to be provided by DHR International, Inc. The shares of common stock were issued pursuant to an exemption provided by Section 4(2) of the Securities Act of 1933.

On November 12, 2004, we granted to: (i) Kanders & Company, Inc., a company controlled by Warren B. Kanders, Chairman of our Board of Directors, options to purchase 240,000 shares of common stock; (ii) W. Gray Hudkins, who at that time was our Chief Operating Officer and who is now our President and Chief Executive Officer, options to purchase 150,000 shares of our common stock and 40,000 shares of restricted stock; and (iii) Steven Goldstein, who at that time was our Executive Vice President, options to purchase 60,000 shares of common stock, and also options to purchase 40,000 shares of common stock under the 2001 Stock Option Plan which share are registered under our Registration Statement on Form S-8 which was filed on December 5, 2003). The options are exercisable at $7.50 per share, vesting in three equal annual installments commencing on the first anniversary of the date of grant. The shares of restricted stock granted to Mr. Hudkins will vest in three equal annual installments commencing on the first anniversary of the grant date. Such non-plan options and restricted stock were issued pursuant to an exemption provided by Section 4(2) of the Securities Act of 1933.

Item 16. Exhibits and Financial Statements.

(a) Exhibits.

Exhibit No.	Description of Exhibit
3.1
Agreement and Plan of Merger dated as of May 15, 2002, between Langer, Inc., a New York corporation, and Langer, Inc., a Delaware corporation (the surviving corporation), incorporated herein by reference to Appendix A of our Definitive Proxy Statement for the Annual Meeting of Stockholders held on June 27, 2002, filed with the Securities and Exchange Commission on May 31, 2002.

3.2
Certificate of Incorporation, incorporated herein by reference to Appendix B of our Definitive Proxy Statement for the Annual Meeting of Stockholders held on June 27, 2002, filed with the Securities and Exchange Commission on May 31, 2002.

3.3
By-laws, incorporated herein by reference to Appendix C of our Definitive Proxy Statement for the Annual Meeting of Stockholders held on June 27, 2002, filed with the Securities and Exchange Commission on May 31, 2002.

4.1	Specimen of Common Stock Certificate, incorporated herein by reference to our Registration Statement of Form S-1 (File No. 2- 87183).

5.2	Opinion of Kane Kessler, P.C., regarding the validity of our Common Stock being registered.**

Exhibit No.	Description of Exhibit

10.1
Employment Agreement between Langer, Inc. and Andrew H. Meyers, dated as of February 13, 2001, incorporated herein by reference to, Exhibit 10.6 of our Annual Report on Form 10-K filed on May 29, 2001 (File No. 000-12991).+

10.2	Employment Agreement between Langer, Inc. and Steven Goldstein, dated as of November 15, 2004.†+

10.3	Consulting Agreement between Langer, Inc. and Kanders & Company, Inc., dated November 12, 2004.†+

10.4	Option Agreement between Langer, Inc. and Kanders & Company, Inc., dated February 13, 2001, incorporated herein by reference to Exhibit (d)(1)(G) to the Schedule TO (File Number 005-36032).+

10.5
Registration Rights Agreement between Langer, Inc. and Kanders & Company, Inc., dated February 13, 2001, incorporated herein by reference to Exhibit (d)(1)(I) to the Schedule TO (File Number 005-36032).

10.6	Indemnification Agreement between Langer, Inc. and Kanders & Company, Inc., dated February 13, 2001, incorporated herein by reference to Exhibit (d)(1)(J) to the Schedule TO (File Number 005-36032).

10.7	The Company’s 2001 Stock Incentive Plan incorporated herein by reference to Exhibit 10.18 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.+

10.8	Langer Biomechanics Group Retirement Plan, restated as of July 20, 1979 incorporated by reference to our Registration Statement of Form S-1 (File No. 2-87183).

10.9
Agreement, dated March 26, 1992, and effective as of March 1, 1992, relating to our 401(k) Tax Deferred Savings Plan incorporated by reference to our Form 10-K for the fiscal year ended February 29, 1992.

10.10
Form of Indemnification Agreement for Langer, Inc.’s executive officers and directors, incorporated by reference to Exhibit 10.23 of our Annual Report on Form 10-K for the fiscal year ended February 28, 2001.

10.11	Copy of Lease related to Langer, Inc.’s Deer Park, NY facilities incorporated by reference to Exhibit 10(f) of our Annual Report on Form 10-K for the fiscal year ended February 28, 1993.

10.12	Copy of Amendment to Lease of Langer, Inc.’s Deer Park, NY facility dated February 19, 1999.††

10.13
Asset Purchase Agreement, dated May 6, 2002, by and among Langer, Inc., GoodFoot Acquisition Co., Benefoot, Inc., Benefoot Professional Products, Inc., Jason Kraus, and Paul Langer, incorporated herein by reference to Exhibit 2.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2002.

10.14
Registration Rights Agreement, dated May 6, 2002, among Langer, Inc., Benefoot, Inc., Benefoot Professional Products, Inc., and Dr. Sheldon Langer, incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 13, 2002.

Exhibit No.	Description of Exhibit

10.15
Promissory Note, dated May 6, 2002, made by Langer, Inc. in favor of Benefoot, Inc., incorporated herein by reference to Exhibit 10.2 of our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 13, 2002.

10.16
Promissory Note, dated May 6, 2002, made by Langer, Inc. in favor of Benefoot Professional Products, Inc., incorporated herein by reference to Exhibit 10.3 of our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 13, 2002.

10.17
Stock Purchase Agreement, dated January 13, 2003, by and among Langer, Inc., Langer Canada Inc., Raynald Henry, Micheline Gadoury, 9117-3419 Quebec Inc., Bi-Op Laboratories Inc., incorporated herein by reference to Exhibit 2.1 of our Current Report on Form 8- K filed with the Securities and Exchange Commission on January 13, 2003.

10.18
Employment Agreement between Langer, Inc. and Joseph Ciavarella dated as of February 16, 2004, incorporated herein by reference to Exhibit 10.33 of our Annual Report on Form 10-K for the year ended December 31, 2003.+

10.19
Option Agreement between Langer, Inc. and Joseph P. Ciavarella dated as of March 24, 2004, incorporated herein by reference to Exhibit 10.34 of our Annual Report on Form 10-K for the year ended December 31, 2003.+

10.20
Stock Purchase Agreement, dated as of September 22, 2004, by and among Langer, Inc., LRC North America, Inc., SSL Holdings, Inc., and Silipos, Inc., incorporated herein by reference to Exhibit 2.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2004.

10.21
Stock Pledge and Agency Agreement, dated September 30, 2004, by and among Langer, Inc., SSL Holdings, Inc., and Pepper Hamilton LLP., incorporated herein by reference to Exhibit 4.4 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2004.

10.22
$7,500,000 Secured Promissory Note due March 31, 2006, incorporated herein by reference to Exhibit 4.5 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2004.

10.24
$3,000,000 Promissory Note due December 31, 2009, incorporated herein by reference to Exhibit 4.6 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2004.

10.25
Note and Warrant Purchase Agreement, dated September 30, 2004, by and among Langer, Inc., and the investors named therein, incorporated herein by reference to Exhibit 4.1 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2004.

10.26
Form of 7% Senior Subordinated Note due September 30, 2007, incorporated herein by reference to Exhibit 4.2 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2004.

10.27
Form of Warrant to purchase shares of the common stock of Langer, Inc., incorporated herein by reference to Exhibit 4.3 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2004.

Exhibit No.	Description of Exhibit

10.28	Employment Agreement between Langer, Inc. and W. Gray Hudkins, dated as of November 15, 2004.†+

10.29
Amendments dated as of November 12, 2004, October 28, 2004, September 31, 2004, May 28, 2004, March 30, 2004, January 30, 2004 and December 1, 2003, to Employment Agreement dated as of February 13, 2001, between us and Andrew H. Meyers.†+

10.30	Stock Option Agreement between Langer, Inc. and W. Gray Hudkins, dated November 12, 2004.†+

10.31	Stock Option Agreement between Langer, Inc. and Steven Goldstein, dated November 12, 2004.†+

10.32	Restricted Stock Agreement between Langer, Inc. and W. Gray Hudkins, dated November 12, 2004.†+

10.33
Supply Agreement, dated as of September 20, 1999, by and between Silipos, Inc., and Poly-Gel, L.L.C. incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the nine months ended September 30, 2004.

10.34
Form of 4% Convertible Subordinated Note due September 31, 2006, incorporated by reference to Exhibit 99.3 of our Current Report on Form 8-K Filed with the Securities and Exchange Commission on November 13, 2001.

10.35	Letter Agreement dated October 31, 2001, between Langer Partners, LLC and Oracle Management.†

10.36	Stock Option Agreement between Langer, Inc. and Kanders & Company, Inc. dated November 12, 2004.†

10.37	Patent License Agreement, including amendment no. 1 thereto, between Applied Elastomerics, Inc. and SSL Americas, Inc., dated effective November 30, 2001.

10.38	Assignment and Assumption Agreement, dated as of September 30, 2004, by and between SSL Americas, Inc. and Silipos, Inc.

10.39	License Agreement, dated as of January 1, 1997, by and between Silipos, Inc. and Gerald P. Zook.

10.40
Copy of Lease between 366 Madison Inc. and Silipos, Inc., dated April, 1995; Lease Modification and Extension Agreement, dated November 1, 1995; and Second Lease Modification and Extension Agreement, dated December 16, 1997.

10.41
Copy of Sublease between Calamar Enterprises, Inc. and Silipos, Inc., dated May 21, 1998; First Amendment to Sublease between Calamar Enterprises, Inc. and Silipos, Inc., dated July 15, 1998; and Second Amendment to Sublease between Calamar Enterprises, Inc. and Silipos, Inc., dated March 1, 1999.

10.42
Lease dated December 19, 2005, between the Company (as tenant) and 41 Madison, L.P., of office space at 41 Madison Avenue, New York, N.Y., incorporated herein by reference to the Exhibit 10.1 of the Company’s Current Report on Form 8-K filed December 22, 2005.

10.43	Form of Amendment to Stock Option Agreement, incorporated herein by reference to the Exhibit 10.1 of the Company’s Current Report on Form 8-K filed December 27, 2005.

Exhibit No.	Description of Exhibit

10.45	Form of Amendment to Restricted Stock Award Agreement, incorporated herein by reference to the Exhibit 10.2 of the Company’s Current Report on Form 8-K filed December 27, 2005.

10.46
Employment Agreement dated as of September 18, 2006, between the Company and Sara Cormack, incorporated herein by reference to the Exhibit 10.2 of the Company’s Current Report on Form 8-K filed September 18, 2006.+

10.47
Form of Note Purchase Agreement dated as of December 7, 2006, among the Company and the purchasers of the Company’s 5% Convertible Notes Due December 7, 2011, including letter amendment dated as of December 7, 2006, without exhibits, incorporated herein by reference to the Exhibit 10.1 of the Company’s Current Report on Form 8-K filed December 14, 2006.

10.48	Form of the Company’s 5% Convertible Note Due December 7, 2011, incorporated herein by reference to the Exhibit 10.2 of the Company’s Current Report on Form 8-K filed December 14, 2006.

10.49
Registration Rights Agreement dated as of January 8, 2007, by and between Langer, Inc., and Regal Medical Supply, LLC, incorporated herein by reference to the Exhibit 10.1 of the Company’s Current Report on Form 8-K filed January 12, 2007.

10.50
Asset Purchase Agreement dated as December 15, 2006, by and among Langer, Inc., Regal Acquisition Co., Regal Medical Supply, LLC, John Eric Shero, William Joseph Warning, John P Kenney, Richard Alan Nace, Linda Ann Lee, Carl David Ray, and Roy Kelley, incorporated herein by reference to the Exhibit 10.2 of the Company’s Current Report on Form 8-K filed January 12, 2007.

10.51
Registration Rights Agreement dated as of January 23, 2007, by and between the Company, Peter A. Asch, Richard D. Asch, A. Lawrence Litke, and Joseph M. Candido, incorporated herein by reference to the Exhibit 10.1 of the Company’s Current Report on Form 8-K filed January 29, 2007.

10.52
Employment Agreement dated January 23, 2007, between Twincraft, Inc. and Peter A. Asch, incorporated herein by reference to the Exhibit 10.2 of the Company’s Current Report on Form 8-K filed January 29, 2007.+

10.53
Employment Agreement dated January 23, 2007, between Twincraft, Inc. and A. Lawrence Litke, incorporated herein by reference to the Exhibit 10.3 of the Company’s Current Report on Form 8-K filed January 29, 2007.+

10.54
Employment Agreement dated January 23, 2007, between Twincraft, Inc. and Richard. Asch, incorporated herein by reference to the Exhibit 10.4 of the Company’s Current Report on Form 8-K filed January 29, 2007.+

10.55
Consulting Agreement dated January 23, 2007, between Twincraft, Inc. and Fifth Element LLC, incorporated herein by reference to the Exhibit 10.5 of the Company’s Current Report on Form 8-K filed January 29, 2007.+

10.56
Lease Agreement dated January 23, 2007, between Twincraft, Inc. and Asch Partnership, incorporated herein by reference to the Exhibit 10.6 of the Company’s Current Report on Form 8-K filed January 29, 2007.

10.57
Lease dated October 1, 2003 and as amended January 23, 2006, between Twincraft, Inc. and Asch Enterprises, LLC, incorporated herein by reference to the Exhibit 10.7 of the Company’s Current Report on Form 8-K filed January 29, 2007.

Exhibit No.	Description of Exhibit

10.58
Stock Purchase Agreement dated as of November 14, 2006, by and among Langer, Inc., Peter A. Asch, Richard D. Asch, A. Lawrence Litke, and Joseph M. Candido, incorporated herein by reference to the Exhibit 10.8 of the Company’s Current Report on Form 8-K filed January 29, 2007.

10.59	Employment Agreement dated as of January 16, 2006, between the Company and Kathryn P. Kehoe.+

10.60
Loan and Security Agreement dated as of May 11, 2007, between Wachovia Bank, National Association, and Langer, Inc., Silipos, Inc., Regal Medical, Inc., and Twincraft, Inc., incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed May 15, 2007.

10.61
Employment Agreement dated as of July 26, 2007, between the Company and Kathleen P. Bloch, incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed July 27, 2007.+

10.62
Employment Agreement dated as of October 1, 2007, between the Company and W. Gray Hudkins, incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed October 12, 2007.+

21.1	Subsidiaries of the Registrant.†††

23.4	Consent of Kane Kessler, P.C. (included Exhibit 5.2).**

23.5	Consent of BDO Seidman, LLP.

23.6	Consent of Deloitte & Touche LLP.

23.7	Consent of Gallagher, Flynn & Company, LLP

24.1	Power of Attorney.*

24.2	Power of Attorney.

*	Previously filed with Registration Statement on Form S-3 (File No. 333-139882) filed with the Securities and Exchange Commission on January 9, 2007.

**	To be filed by amendment.

†	Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-120718) filed with the Securities and Exchange Commission on November 23, 2004.

††	Incorporated by reference to Amendment No. 2 of our Registration Statement on Form S-1 (File No. 333-120718), filed with the Securities and Exchange Commission on February 11, 2005.

†††	Incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission on April 2, 2007.

+	This exhibit represents a management contract or compensation plan.

(b)	Financial statement schedules per Regulation S-X and Item 11(e). None.

Item 17. Undertakings.

1. The undersigned Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2.
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Deer Park, State of New York, on this 19th day of November, 2007.

Langer, Inc.

By:	/s/ W. Gray Hudkins
W. Gray Hudkins
President and Chief Executive Officer

By:	/s/ Kathleen P. Bloch
Kathleen P. Bloch
Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ W. Gray Hudkins	President, Chief Executive Officer	November 19, 2007
W. Gray Hudkins	(principal executive officer) and Director

/s/ Kathleen P. Bloch	Vice President and Chief Financial	November 19, 2007
Kathleen P. Bloch	Officer (principal financial and accounting officer)

*	Director	November 19, 2007
Warren B. Kanders

*	Director	November 19, 2007
Peter A. Asch

*	Director	November 19, 2007
Stephen M. Brecher

*	Director	November 19, 2007
Burtt R. Ehrlich

*	Director	November 19, 2007
Stuart P. Greenspon

*	By:	/s/ W. Gray Hudkins, Attorney-in-Fact
W. Gray Hudkins, Attorney-in-Fact

Exhibit Index

23.5	Consent of BDO Seidman, LLP.

23.6	Consent of Deloitte & Touche LLP.

23.7	Consent of Gallagher, Flynn & Company, LLP

24.2	Power of Attorney.